T-O-R-C INVESTMENTS, LLC






Units of Class A and/or Class B Membership Interest

$50,000 per Unit

Maximum Offering: USD $4,000,000 (80 Units)*
Target Offering: USD $10,000 (0.2 Units)
Minimum Subscription: USD $5,000 (0.1 Unit)

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH. FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY: EquityDoor, LLC

The effective date of this Offering Statement is October 21, 2021

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of

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* May be expanded up to USD $8,000,000 (160 Units) in the Company's sole discretion without notice.

the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

T-O-R-C INVESTMENTS, LLC, a Georgia limited liability company ("we", "us", "our", the "Issuer", or the "Company"), is Offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");
(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;
(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR

THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum Target Offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

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TABLE OF CONTENTS

EXHIBITS:

A: PROPERTY EXAMPLES

B: FORM OF OPERATING AGREEMENT

C: FINANCIAL INFORMATION

D: SUBSCRIPTION INFORMATION & INSTRUCTIONS

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THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is T-O-R-C INVESTMENTS, LLC, a Georgia limited liability company (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

The Company has been formed to acquire, own, and operate up to 4 (and potentially up to an additional 4 more if this offering is expanded up to USD $8,000,000) luxury vacation villas (the "Properties" and each a "Property") in one or more premier destination gated communities located in Tamarindo, Guanacaste, Costa Rica. The primary objectives of the Company are (i) to acquire, own, and operate one or more Properties; and (ii) to allocate the Company's net revenue, capital, or other disposition of assets between the Class A and/or Class B Members and our Class M Member (See our Operating Agreement). There can be no assurance these objectives will be achieved. (See "Risk Factors").

For more details regarding the Property, please refer to Exhibit A attached hereto.

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We are a manager-managed limited liability company. Our current Managers also may serve as officers and/or directors of 12 Spies Management, LLC. The biographical background information of such persons is set forth below. Our Managers shall hold office until or unless a successor is chosen and elected. By way of majority consent, our voting Class M Member may remove a Manager with or without cause.

Our Managers may fix the compensation of all managers and other Company officers. Pursuant to this authority, the Managers may, by resolution, provide for the payment and/or reimbursement of their expenses or that of their affiliates. No such payment shall preclude any Managers from serving our Company in any capacity and receiving compensation therefrom. We may declare incentive compensation in the form of Units of membership interest, etc., in the future for our managers, officers, and employees or other persons.

Our Managers also has the authority to appoint officers to assist in the operation and management of the Company's business on such terms and for such compensation as the Managers shall determine. Such officers, including any other officers appointed, regardless of title, are deemed "managers" of the Company for all purposes under the Georgia Limited Liability Company Act, as amended, and the Company's Operating Agreement. No person is prevented from holding a position as a Manager and as a member concurrently.

The biographies of the Company's key personnel and other consultants or advisors are set forth below.

Key Personnel, Consultants, and Other Advisors

The following persons serve either as officers and managers of the Company and/or of our Class M Member or its affiliates or provide consulting services to the same. In addition to these persons, we may retain other professionals from time to time as deemed necessary to achieve our objectives.

James Spence Jr. – CEO, 12 Spies Management, LLC

For the 3 years prior the date of this Offering Statement, Mr. Spence has been a real estate development entrepreneur. He a subject matter expert skilled at negotiating and implementing cost-saving measures without compromising quality. Quick to adapt to the changing needs of fast-paced and growing organizations. Bringing extensive years of experience, Mr. Spence is an efficient hospitality and real estate management professional well-versed in accommodations management and property inventory reconciliation. He is highly organized and detail-oriented with a talent for accurate scheduling, tracking, and problem resolution. Mr. Spence is also a highly effective business executive with a proven history of identifying innovative "outside-the-box" approaches, adapting to new business environments, and negotiating win-win solutions. Through innovative thinking, he has successfully achieved an overall increase of over 20% in the corporation's targeted performance goals. Outstanding record of achievement in team based consultative sales, anticipation of client needs, development of value-based solutions and complex contract negotiations. Mr. Spence effectively developed global partnerships in line with the corporation's objective to provide lodging and accommodations through various internet platforms. He has an outstanding record of achievement in team based consultative sales, anticipation of client needs, development of value-based solutions and complex contract negotiations. Mr. Spence effectively developed global partnerships in line with the corporation's objective to provide lodging and accommodations through various internet platforms. He also holds a degree in Business Management and Accounting. Mr. Spence served 14 years in the U.S. armed forces (US Army, Air Force, and Marine Corps).

* * * * *

We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.

Subsidiaries

The Company may own and/or become a member of one or more various operating subsidiaries. We may take title to certain parcels of the Property in the name of one or more subsidiaries of the Company. In such an event, our Managers and officers will also serve as managers of the same.

Control of the Company

Ultimate control over the business affairs, policies, and actions of the Company resides with the voting Class M Members who have the power to appoint the Managers. Each Class M Member's vote shall be determined by percentage of membership interest or number of Units owned at the time of the vote in question.

Management

It is the duty of our managers to carry out the day-to-day expressed purpose and objectives of the Company, including coordination and communication with the members and the various tasks associated with being managers of a limited liability company pursuant to our Operating Agreement.

Our Managers shall exercise their best efforts and their ordinary and customary business judgment and practices in managing the affairs of the Company. Our managers, officers or agents shall not be liable or obligated to the Company or its members for any mistake of fact or judgment made by them collectively or individually in operating the business of the Company which results in any loss to the Company or the members and shall be indemnified therefrom.

Our managers or officers do not in any way guarantee the return of the members' capital or the return of a profit from the operations of the Company, nor shall they be responsible to any member because of a loss of their capital contribution or a loss in operations.

Subject to the specific provisions of our Operating Agreement (see the Exhibit section of this Offering Statement), our Managers shall have power and authority to take such actions deemed necessary, appropriate, customary or convenient in regard to normal management activities and the conduct of the daily business operations and affairs of the Company.

Books and Records

We shall keep just and true books of account and all other records at the principal place of business location of the Company or at such other location deemed expedient by the Managers and shall make these books and records available to all Members during normal business hours provided reasonable advance notice is given. The books and records shall include, but shall not be limited to, the designation and identification of any property (real, personal, and mixed) in which the Company owns a legal or beneficial interest, including any property for which the title has been recorded or is maintained. Members and their designated agents are authorized to visit our designated location provided reasonable advance notice is given, to copy these records, in whole or in part, at their own expense. Notwithstanding the foregoing, we may withhold information we deem to be a trade secret or in which we reasonably believe we may suffer competitive disadvantage or economic harm or in order to ensure the privacy of our members.

Accounting

We will retain accountants to provide each member with all information reasonably necessary to file their income tax return. An individual IRS Form K-1 will be issued to each member within a reasonable time after year-end.

Company Bank Accounts

All Company funds shall be deposited in own name or that of one of our affiliates in an account or accounts maintained at a national or state bank selected for convenience.

Updates to the Members and Other Investors

We will endeavor to furnish you with periodic updates as deemed appropriate but not less frequently than annually. During special situations or periods of heightened activity, updates may be issued on a more frequent basis as appropriate.

Managers and Executive Officer Compensation

The Company expects to enter into management agreements with our Managers (See "Management"), for the provision of executive officer services, general business management services and administration services, etc. Details regarding such agreements may be made available upon request.

Reimbursement of Certain Expenses Incurred

Our Managers and other duly appointed managers or executive officers and/or their affiliates are entitled to reimbursement for the reasonable, direct, out-of-pocket expenses incurred while acting for or on behalf of our Company including, but not limited to, all legal, accounting, travel, and other similar expenses, etc., including the costs associated with this Offering and Offering Statement.

PRINCIPAL SECURITY HOLDERS

The following table sets forth certain information with respect to beneficial ownership of our outstanding Units of membership interest estimated as of October 21, 2021, for (i) each Managers of the Company; (ii) for each executive officer of the Company and/or of the Managers, and (iii) each person, business entity, or trust known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding Units of the Company.

Name and Address of Beneficial Owner (1)(2)	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percentage of Ownership (1)(2)(3)
12 Spies Management, LLC 3340 Peachtree Road N.E., Suite 1800 Atlanta, Georgia 30326	Class M Units	100,000	100.00%

NOTES:

(1) Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Units of membership interest subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Offering Statement, are deemed outstanding for purposes of computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage based on an estimated total of 100,000 Company Units outstanding (Investing and Managing) as of October 21, 2021. See "Capitalization and Indebtedness".

(3) Subject to dilution or change in the event of issuance of new Class A and/or Class B Units (see "Dilution").

BUSINESS AND ANTICIPATED BUSINESS PLAN

Luxury Villa Acquisitions in Costa Rica

The Company has been formed to acquire, own, and operate up to 4 (and potentially up to an additional 4 more if this offering is expanded up to USD $8,000,000) luxury vacation villas (the "Properties" and each a "Property") in one or more premier destination gated communities located in Tamarindo, Guanacaste, Costa Rica. The primary objectives of the Company are (i) to acquire, own, and operate one or more Properties; and (ii) to allocate the Company's net revenue, capital, or other disposition of assets between the Class A and/or Class B Members and our Class M Member (See our Operating Agreement). There can be no assurance these objectives will be achieved. (See "Risk Factors").


Rivas
Bahía de Salinas
Golfo de Papagayo
Liberia
COSTA RICA
Bahía de San Juan del Norte
San Juan del Norte
Puntarenas
Alajuela
Heredia
SAN JOSÉ
Cartago
Puerto Limón
Cabo Blanco
Almirante
Bocas del
Bahía de Coronado
PACIFIC OCEAN
Cabo Matapalo
David
Puerto Armuelles
Punta Burica
Golfo de
© 2009 Ezilon.com All Right Reserved


Nacional
Marino
Las Baulas
Playa Grande
Senderos Tamarindo
Villare
Tamarindo
Pinilla
Playa Avellana

Property Features

We believe the new resort communities of Hacienda Pinilla, Senderos, and Tamarindo Preserve are destined to be among the top resorts in Costa Rica. These new developing communities are perched on the shores of the sparkling waters of the Pacific Ocean in one of Costa Rica's most spectacular settings, and maintains all of the luxury and tranquility you expect in Costa Rica. We believe these communities capture the perfect blend of tranquil serenity, luxury and nature where both families and friends can relax in as well as find adventure. Hacienda Pinilla allows one to rediscover their connection with the natural environment and calm through the majesty of its rugged shorelines, tropical wildlife, and rejuvenating amenities.

With three miles of unspoiled Guanacaste Province and Nicoya Peninsula coastline nearby, the historic ranch property, pristine beaches, and untouched natural landscapes of the new resort communities of Hacienda Pinilla, Senderos, and Tamarindo Preserve offer room to roam and experience total tranquility and endless adventure.

Typical Resort Features

- 3,4,5 and 6 Bedroom Homes
- Horseback Riding (Stables)
- 18-Hole Championship Golf Course
- Beach Restaurant and Bar
- Concierge, Market and Chapel
- Gym and Spa Services
- Tennis
- Community Pool and Beach Club


Playa Ventanas
Playa Grande
El Estéro
The Estuary
USTED ES EL ÚNICO QUE FALTA AQUÍ...
YOU ARE THE ONLY ONE MISSING HERE...
Playa Tamarindo
Playa Langosta





For more details regarding the Property(ies), please refer to Exhibit A attached hereto.

* * * * *

For more information regarding the Company, our plans and objectives, please contact us at the address on the cover of this Offering Statement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. You should consider the following risk factors among others risks in making a decision:

This investment is speculative and involves high risk

The Units being offered should be considered a speculative investment that involves a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that even though we expect the Company's investments to be secured by real property, your capital contribution is 100% at risk. You should not invest in the Company if you are in any way dependent upon the funds you may be using to acquire Units.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- Supply and demand of real estate in Costa Rica;

- The actions of the Company's competitors;

- Cyclical nature of the real estate industry;

- Fluctuating interest rates;

- Environmental and regulatory concerns;

- Successful implementation of the Company's objectives;

- Local and general economic trends, including demographic factors, affecting the Company; and

- The skills of our Key Personnel.

Although we may attempt to supplement this Offering Statement from time to time with new information with respect to our progress, we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Statement might not occur.

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer to sell these Units in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

The Company will be subject to inherent conflicts of interest

As explained elsewhere in this Offering Statement, the Company may act as a "finance vehicle" for affiliates of our Class M Member. The Company was formed to acquire, own, and operate up to 4 (and potentially up to an additional 4 more if this offering is expanded up to USD $8,000,000) luxury vacation villas (the "Properties" and each a "Property") in one or more premier destination gated communities located in Tamarindo, Guanacaste, Costa Rica. The primary objectives of the Company are (i) to acquire, own, and operate one or more Properties; and (ii) to allocate the Company's net revenue, capital, or other disposition of assets between the Class A and/or Class B Members and our Class M Member (See our Operating Agreement). There can be no assurance these objectives will be achieved. Thus, prospective investors should consider the risks associated with possible related party activity with all of the inherent conflicts of interest in addition to and/or in conjunction with all of the other risk factors detailed below and elsewhere in this Offering Statement. (See "Certain Relationships and Conflicts of Interest").

The Company has a thin initial capitalization

The Company has been thinly capitalized by the Class M Member. To become further capitalized, it will rely primarily upon the proceeds of this offering. Because of the manner of capitalization, the Company will not have sufficient assets beyond the Properties to make distributions on their Capital Contribution.

RISKS RELATED TO REAL ESTATE

We will assume all of the general risks of associated with real estate ownership

We will be subject to the risks generally incident to the ownership of real property, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive building resulting in an over-supply; relative appeal of particular types of properties to tenants, lenders and investors; reduction in the cost of operating competing properties; decrease in employment, reducing the demand for properties in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of mortgage funds; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, acts of God, including earthquakes, which may cause uninsured losses; the financial condition of tenants of the Property or Properties; environmental risks; condemnation of the Property or Properties and other factors which are beyond our control and that of our Class M Member.

Eventual liquidation or dissolution of the Company may be delayed until all purchase money loans, which we may extend to a buyer of the Property or Properties, is repaid or sold. Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in our inability to meet all our cash obligations. Any decrease in rental income received by the Company may reduce, and possibly eliminate, the amount of cash available for distribution to the Members, since operating expenses, such as property taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as advertising and promotion may increase. If the income from the Property or Properties is not sufficient to meet operating expenses or debt service, we may have to dispose of the Property or Properties on disadvantageous terms in order to raise needed funds.

We may require additional financing

To achieve our objectives, we may need to obtain sufficient financial resources to fund our acquisition and operation of the Properties. The estimated cost to acquire and operate each Property may substantially exceed the net proceeds we are able to obtain via this Offering. Accordingly, our success may depend on our ability to obtain additional financing on acceptable terms. We currently estimate that the net proceeds from our Offering, if all the Units offered hereby are subscribed, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund our acquisition of the Property or Properties. We may from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, our Members may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to us. A lack of funds may require us to delay or eliminate our plans to improve the Property or Properties. See "Capitalization and Use of Proceeds".

We may utilize leverage and incur the adverse consequences of indebtedness

We will likely become subject to mortgage, construction and other indebtedness. In the event the offering is not expanded and/or less than the full number of Units offered hereby are subscribed, we intend to finance the acquisition of the Property or Properties through mortgage financing and possibly operating leases or other financing vehicles, including lines of credit, promissory notes, etc. Our amount of mortgage indebtedness and other debt and debt related payments will be higher in proportion to our inability to raise funds through this offering of equity Units. As a result, more of our cash flow would be devoted to debt service and related payments and we would consequently be subject to risks normally associated with such leverage.

The consequences of such leverage may include, but are not limited to, compliance with financial covenants and other restrictions that:

- Require us to meet certain financial tests and maintain certain escrows of funds;

- Require personal guarantees of our Members; and

- Limit, among other things, our ability to borrow additional funds, dispose of assets and engage in other business operations.

We may be at risk of rising interest rates

In the event we borrow money to acquire and/or operate the Property or Properties, the principal amount of our indebtedness may bear interest at floating rates. In addition, indebtedness that we may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase our interest payment obligations and could have an adverse effect on our business, financial condition and results of operations.

We may suffer the consequences of default and foreclosure

There can be no assurance that we will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause a lender to foreclose on the Property or Properties which secures such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In certain cases, indebtedness may also be secured by a pledge of our interests in the Property or Properties. In the event of a default with respect to any such indebtedness, a lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the Property or Properties. Further, because of possible cross-default and cross-collateralization provisions that may arise in our mortgages, our default on any of our payment obligations could cause us to lose the Property or Properties in its entirety and, consequently, cause you to lose your entire investment in the Units offered hereby.

We will face significant competition

The international luxury vacation housing industry is highly competitive and will likely become even more competitive in the future. We will be competing with numerous other companies providing similar international luxury vacation housing options. In general, regulatory and other barriers to competitive entry in the international luxury vacation housing industry are not substantial. In pursuing our objectives, we expect to face competition in our efforts to attract and retain tenants in the international luxury vacation housing industry. Some of our present and potential competitors are significantly larger and have, or may obtain, greater financial resources than we have access to. Consequently, there can be no assurance that we will not encounter increased competition that could limit our ability to attract residents and that could have a material adverse effect on our business, financial condition and results of operations. Moreover, our expected acquisition of the Property or Properties may outpace demand for such a property in our selected local market. Due to competition, our market may become saturated. An oversupply of similar facilities could cause us to experience decreased occupancy, depressed margins and lower operating results.

We may experience difficulties managing operations

The Property will place significant demands on the management resources of our Class M Member. Our ability to manage effectively will require us to continue to expand our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If we are unable to manage the Property or Properties effectively, our business, financial condition and results of operations could be adversely affected.

We will be dependent upon our management and skilled personnel

We will depend upon the services of our Class M Member or its affiliates (See "Key Personnel"). The loss of the services of any such persons could have a material adverse effect on our business, financial condition and results of operations. We also will depend upon our ability to attract and retain management personnel who will be responsible for the day-to-day operations of our Property(ies). If we are unable to hire qualified management personnel to operate our Property, our business, financial condition and results of operations could be adversely affected.

We will be challenged with staffing and labor cost issues

We expect to compete with various international luxury vacation housing providers in attracting and retaining qualified or skilled personnel. A shortage of managers or other trained personnel or general inflationary pressures may require us to enhance our wage and benefits packages to compete effectively for personnel. Our general and administrative expenses (which will consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) can be expected to increase over time as a percentage of our operating revenue. There can be no assurance that our labor costs will not continue to increase as a percentage of operating revenue. Any significant failure by us to attract and retain qualified employees, to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to government oversight, regulation and changes in legislation

The Property may be subject to regulation and licensing by state and local agencies and other regulatory authorities. We expect to be subject to state or local building code, fire code, or certification requirements. We may be subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, we may receive deficiency reports. We expect to review such reports and shall seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed property where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by us to comply with applicable requirements could have a material and adverse effect on our business, financial condition and results of operations.

Regulation of the international luxury vacation housing industry is evolving and our operations could also be adversely affected by, among other things, future regulatory developments. Increased regulatory requirements could increase costs of compliance with such requirements.

Our use of proceeds is discretionary and may materially vary from the estimates provided in this Offering Statement

We expect to use the net proceeds from this offering to fund the acquisition of the Property or Properties and for working capital and general corporate purposes. Our management will retain broad discretion in allocating the net proceeds of this offering. See "Company Capitalization and Use of Proceeds" and "Compensation".

We will be subject to environmental laws and related risks

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site.

In connection with our ownership or operation of the Property or Properties, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at the Property or Properties could have an adverse effect on our business, financial condition and results of operations. An environmental audit, if performed on the Property or Properties, may not reveal any significant environmental liability that management believes would have a material adverse effect on our business, financial condition or results of operations. No assurance can be given that an environmental audit of the Property or Properties will reveal all environmental liabilities.

We will face lawsuits and liability risks

Our business entails an inherent risk of liability. In recent years, participants in the international luxury vacation housing industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. We will likely, from time to time, become subject to such suits as a result of the nature of our business. We expect to maintain insurance policies in amounts and with such coverage and deductibles as we believe are adequate, based on the nature and risks of our business, historical data and industry standards. However, we may not be able to obtain or maintain adequate levels of insurance.

There can be no assurance that claims will not arise which are in excess of our insurance coverage or are not covered by our insurance coverage. A successful claim against us not covered by, or in excess of, our insurance could have a material adverse effect on our financial condition and results of operations. Claims against us, regardless of their merit or eventual outcome, may also have a material adverse effect on our ability to attract residents or continue our business and would require management to devote time to matters unrelated to the operation of our business. In addition, our insurance policies will be renewed annually and there can be no assurance that we will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

RISKS RELATED TO COSTA RICA

Adverse economic and political conditions in Costa Rica, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities, may have an adverse effect on our results of operations and financial condition.

Our results of operations and financial condition will be materially affected by economic and political conditions in Costa Rica.

Costa Rica is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Costa Rica, which would, in turn, affect our results of operations and financial condition. For example, the Bank of Costa Rica (the "Costa Rican Central Bank" or "Central Bank"), could sharply raise or lower interest rates, which could negatively affect market demand for the Properties. Any of these events could have an adverse effect on our results of operations and financial condition.

Decreases in the growth rate of the Costa Rican economy, periods of negative growth, material increases in inflation or interest rates, or high fluctuations in the exchange rate could result in lower demand for, or affect the cost of risk and the pricing of, the Properties. Due to the fact that the development costs and expenses of the Properties may increase, our profitability could be materially and adversely affected.

The political, economic and social environments in Costa Rica are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation.

The results of operations and financial condition of our Investments could be affected by changes in economic and other policies of Costa Rica's government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in the country. During the past several decades, Costa Rica has experienced civil strife and political instability that have included a succession of regimes with differing economic policies and programs. Previous governments have imposed, among other measures, controls on prices, exchange rates, local and foreign investment, and international trade. They have also restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

Adverse economic, political and social developments, including allegations of corruption against the Costa Rican government may adversely affect demand for the Properties and create uncertainty which could have a material adverse effect on our affiliates and, consequently, on the Company. In addition, changes in political administrations may result in changes in governmental policy, which could affect our subsidiaries and, consequently, our business. Downgrades in credit ratings of debt securities issued or guaranteed by federal and/or state governments in Costa Rica may increase our and our subsidiaries' cost of funding or limit the ability of borrowing funds from customary sources of capital.

The Costa Rican economy remains vulnerable to external shocks.

A significant decline in economic growth of any of Costa Rica's major trading partners could have a material adverse effect on the country's trade balance and economic growth. In addition, a "contagion" effect, where an entire region or class of investments becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect Costa Rica. Lower than expected economic growth may result in asset quality deterioration and could negatively affect the value of the Properties and, consequently, that of the Company.

Fluctuations in commodity prices and volatility in exchange rates in the past have led to a deceleration in growth. In particular, the oil industry remains an important determinant of Costa Rica's economic growth. Substantial or extended declines in international oil prices or oil production may have an adverse effect on the overall performance of the Costa Rican economy and could have an adverse impact on the results of operations and financial condition of our business which could have an adverse impact on our anticipated Investments in one or more Properties.

A low rate of growth of the Costa Rican economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the Properties and our anticipated Investment portfolio related to the Properties. All of these conditions could lead to a general decrease in demand for the Properties in Costa Rica. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Costa Rican economy may have a material adverse effect on our results of operations and financial condition.

Costa Rica has experienced and continues to experience internal security issues that have had or could have a negative effect on the Costa Rican economy.

Costa Rica has experienced internal security issues, primarily due to the activities of guerrilla groups, urban militias, paramilitary groups, former members of Costa Rica's armed forces, and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Costa Rican economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Costa Rican government's response, or any peace negotiation with other groups, which may result in legislation that increases our tax burden, or that of other Costa Rican companies, which could, in turn, impact the overall economy, or legislation that could directly impact our business and/or our Investment(s) in the Properties.

Political and economic instability in the region may affect the Costa Rican economy and, consequently, our results of operations and financial condition.

Some of Costa Rica's neighboring countries, particularly Honduras, Nicaragua, El Salvador, et al., have experienced and continue to experience periods of political and economic instability. According to figures from the United Nations, more than two million refugees have emigrated amid food and medicine shortages and profound political divisions in their country. Approximately half of those migrants have attempted to travel overland to the United States and, when denied entry, have opted to live and remain in Costa Rica, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative impact on Costa Rica's economy if the Costa Rican government is not able to respond adequately to legalize migrants, generate programs to help them find formal jobs, and increase tax revenue and consumption.

Moreover, diplomatic relations with neighboring countries have from time to time been tense and affected by events surrounding the Costa Rican military forces' confrontations with guerilla groups, particularly on Costa Rica's borders.

Further economic and political instability in Costa Rica's neighboring countries or any future deterioration in relations with other countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Costa Rica's trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Finally, political conditions such as changes in the United States policies related to immigration and remittances could affect Costa Rica. Economic conditions in the United States and the region generally may be impacted by one or more treaties which are subject to change. This could have a direct and material impact and effect on the Costa Rican economy and, as a result, on our planned activities.

Changes in government policies and actions, as well as judicial decisions in Costa Rica could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Costa Rican and other Central American governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, fees, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Costa Rica.

Costa Rican and Central American governments have historically exercised substantial influence over their economies, and their policies are likely to have a significant and material effect on the Properties and upon our activities and that of our affiliates.

Moreover, regulatory uncertainty, public dialogue on reforms in Costa Rica, or the approval of reforms may be disruptive to our business or the Costa Rican economy and may result in a material and adverse effect on our financial condition and results and operations.

The Company and our subsidiaries and/or affiliates are subject to anti-corruption laws and other laws in the jurisdictions in which we operate and violation of these regulations could harm our business.

The Company and our subsidiaries and/or affiliates are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, taxation, internal and disclosure control obligations, securities and derivatives regulation, anti-competition regulations, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business or the business of our subsidiaries could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these laws or regulations in connection with the performance of our obligations as well as in connection with the performance of our affiliates' and/or subsidiaries' obligations, could also result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations that we have not performed our contractual obligations. Because of the varying degrees of development of the legal system of Costa Rica, local laws might be insufficient to protect our rights due in part to a lack of multiple instances and/or deficiencies in the access to justice.

In particular, practices in the local business community may not conform to international business standards and could violate anti-corruption laws or regulations, including the U.S. Foreign Corrupt Practices Act. Our employees, affiliates, and joint venture partners, or other third parties with which we associate could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anti-corruption laws or regulations. Violations of these laws or regulations by us or our subsidiaries, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including governmental contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Costa Rica could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Costa Rican tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions, to fund Costa Rica's war against terrorism and taxes created in order to fund post-conflict programs related to the peace negotiations with guerrilla forces. The Costa Rican government is subject to pressure from rating agencies could lead to higher taxation rates on our business and that of the Properties. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Pandemics, natural disasters, acts of war or terrorism, rioting or other external events could disrupt our businesses and affect our results of operations and financial condition.

Our activities related to Costa Rica and that of the Properties will be exposed to global or regional pandemics, natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains or abnormally low rainfall in Costa Rica, attributable in part to the La Niña and El Niño weather patterns, have resulted in severe flooding and mudslides and prolonged droughts in the past. These are recurring weather phenomena that may contribute to flooding, mudslides, droughts or other natural disasters on an equal or greater scale in the future. In addition to severe weather and natural disasters, acts of war or terrorism, rioting and other adverse external events could have a significant impact on our ability to conduct business and may, among other things, affect the value of Properties, cause significant Property damage, cause us to incur additional expenses and/or result in loss of revenue.

RISKS ASSOCIATED WITH THE COMPANY AND THIS OFFERING

This offering is not registered under federal or state securities laws

This offering has not been registered under the Securities Act of 1933, as amended, nor registered under the securities laws of any state or jurisdiction. We do not intend to register this offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials.

You must make your own decision as to investing in our Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of the terms of this offering.

We have limited operating history

Although our Key Personnel have varied experience in the real estate industry, the Company lacks an operating history in real estate finance and in business in general for that matter. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

We are dependent upon proceeds of this offering to fund our operations. There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future – especially if the Properties prove to be commercially unprofitable. This, coupled with our limited operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire capital contribution is at risk.

We are dependent upon Key Personnel

In carrying out our business plan, we will be substantially dependent upon our Class M Member and its affiliates (See "Key Personnel"). The death or continuing disability of any of these persons may have a materially adverse effect upon our ability to conduct business.

Transferability of Units you purchase will be restricted

Units offered by way of this Offering Statement have not been registered with the Commission or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, you should be prepared to hold the Units for an indefinite period of time.

There is no liquidity associated with the Units

The Units will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of the Units. Therefore, an investment in the Units should be considered non-liquid. In addition, no assurance can be given that the initial offering price for the Units will continue for any period of time.

We arbitrarily determined the offering price of Units

The price per Unit bears no relationship to our assets, prospects, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Unit or the corresponding membership interest in the Company.

We may require future capital to continue our operations

This Offering Statement sets forth our best estimates of the capital we need to pursue our initial objectives. However, this amount may prove to be inadequate. We may, therefore, permit or request significant additional capital contributions from either Members on a pro rata basis, the Class M Member, new investors on terms different from those set forth in this offering, or from other sources. This may or may not have dilutive effect you're your respective percentage of Membership Interest in the Company.

All financial forecasts are subject to limitations

If any financial forecasts are utilized by the Company in connection with this offering, they have been prepared solely by the Company's management. Such forecasts have not been compiled or reviewed by independent accountants, and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections will be realized as actual results may vary significantly from the results included. The projections should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in purchasing the Units offered hereby.

Do not rely upon our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any type that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of this Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a unique and novel enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return from your investment.

Our business is based upon new development

Our success is based upon the acquisition and development of a specific parcel or parcels of real estate located in Costa Rica (the "Property"). We have no operating history. Therefore, our forward-looking statements as to the success or failure of the Company are speculative. It is possible that our operations will not generate sufficient rental proceeds to pay all of our acquisition and operating expenses, taxes, and debt service requirements, which would result in failure to meet our payment obligations. There is no assurance that we will generate net positive cash flows. Because of the newness of our business we may be required to implement significant operational adjustments to respond to unanticipated contingencies. As a result, we may need to make significant changes to our planned development of the Property to address any unanticipated issues. The cost of making such changes could be significantly and materially detrimental to the Company and our ability to make a profit.

There can be no assurance that we will be successful or will achieve our objectives

There can be no assurance that we will be successful or achieve our objectives, or, if we are successful, that any particular return on investment will be realized by you.

There can be no assurance that we will be able to obtain sufficient capital and/or financing

While we anticipate purchasing and developing land, there can be no assurance that we will be able to obtain sufficient capital and/or financing to do so. In order to finance the construction and development of our Property, the Company or one or more of our affiliates may obtain lines of credit, additional equity investment and/or borrow from banks or other lenders.

While we may actively seek investors to obtain working capital, there can be no assurance that we will be able to do so. In such event, and if the Company or our affiliates are unable to secure additional financing, the planned development of the Property may never be completed. In addition, if additional financing is necessary there can be no assurance that it can be obtained at favorable rates.

There are risks associated with our Managers and key personnel

The future operations of the Company could be adversely affected by future changes related to our Managers and key personnel which could include, without limitation, illness, disability, or a decision to pursue other interests. While none of these events is contemplated as of the date of this Offering Statement, there can be no assurance that one or more of these events or other potential events adversely affecting the ability of the Company's managers and key personnel to fulfill their obligations to the Company will not occur. See the section of this Offering Statement titled "Management".

Our Managers and affiliates may have conflicts of interest

Our Managers and other duly appointed managers (referred to herein as our "Management") may act in a similar capacity for other unaffiliated concerns. Our Managers' capability to satisfy their obligations to the Company could be adversely affected by such other involvements. Certain services to be provided to the Company, such as legal, accounting, engineering, analysis, consulting, marketing, and technical services may be performed by affiliates or related parties of the Company's management. For example, management and administrative services to the Company are provided by officers and/or directors of 12 Spies Management, LLC, who serve as our Managers (See "Management") who may receive other forms of compensation. Also, 12 Spies Management, LLC, a Georgia limited liability company has been issued 100,000 voting Class M Units in the Company. Also, Mr. Jennings and Mr. Albers are licensed real estate agents. Such persons and/or their Affiliates may receive real estate sales commissions and other forms of compensation in connection with the Property. There is the likelihood that if our anticipated activities are not ultimately profitable, that such affiliates or related parties may still realize profits even though you do not realize the same such profit. Conflicts of interest may arise for our Managers, consultants, affiliates, and others associated with the Company by way of contract. Such individuals, either directly or indirectly, may provide like services to other concerns. In addition, certain consultants and members of our key personnel and their affiliates are presently engaged in other companies or ventures.

Our Managers or other duly appointed managers may be engaged in other business endeavors, may commit themselves to other entities similar to those of the Company, and are not obligated to contribute any specific number of hours per week to the Company's affairs. For example, our Management are actively engaged in other business ventures and/or enterprises. If the other business affairs of our managers require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In addition, our managers may become affiliated with other entities engaged in business activities similar to those intended to be conducted by us. Additionally, our managers may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated. Due to their existing affiliations, such persons may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

Also, certain managers may have personal or family relationships with each other. Such non-business relationships could give rise to issues not otherwise present.

Our Managers and any other associated managers will be indemnified by the Company and authorized to obtain D&O (directors and officers) liability insurance paid for by the Company.

All of these activities and factors may result in conflicts of interest.

There can be no assurance that the Company's transactions with related parties reflect the most favorable terms and conditions available to the Company

As described in the section of this Offering Statement entitled "Description of Business", we have entered into transactions with related parties. While we believe that these transactions reflect reasonable market terms and conditions, there can be no assurance that these transactions reflect the most favorable terms and conditions available to us.

There is no assurance that our strategies will be productive

There can be no assurance that our strategies will be economically viable or will yield positive financial results.

We may not be able to achieve our marketing and future growth goals

Our ability to implement our business plan in a rapidly evolving market requires planning and management. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our processes and technology, integrate existing and new personnel, and manage expanded operations. There can be no assurance that our current and planned personnel, systems, procedures, and controls will be adequate to support our future operations or that management will be able to hire, train, retain, motivate, and manage required personnel or that our Managers will be able to successfully identify, manage, and capitalize on existing and potential market opportunities. If we are unable to manage growth effectively, our business, prospects, and general financial condition would be materially adversely affected.

Identification of the Property may be uncertain

We may acquire interests in neighboring properties in lieu of and/or in addition to the Property depending upon market conditions and the progress of the overall development. In such case you will not have an opportunity to evaluate any of such property acquired by the Company and/or our affiliates or the terms of any such properties' purchase contracts. We are not required to obtain an appraisal in connection with an acquisition of real property, although it is anticipated that if third-party financing is being provided by a commercial lender, such lender will obtain an independent appraisal. Consequently, you must depend solely upon the ability of the Company's Management with respect to the selection of properties and the determination of the price and other terms upon which they will be made. In selecting such properties, we may have conflicts of interest. See "Conflicts of Interest".

We expect to assume risks of real estate ownership

We expect to be subject to the risks generally incident to the ownership of real property including changes in national and local economic conditions, changes in the investment climate for real estate investments, changes in the demand for or supply of competing properties, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, the obligation to meet fixed and maturing obligations (if any), unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond our control. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country.

We also expect to be subject to those risks inherent in the ownership of real property such as occupancy, paying customers, operating expenses and rental schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type which we intend to own and operate, the financial condition of customers and/or tenants and sellers of properties, zoning laws, federal and local rent controls and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting our anticipated income from such properties. Our ability to meet our obligations will depend on factors such as these and no assurance of profitable operation can be given.

We expect to assume risks associated with construction

The cost of construction of any buildings on the Property and the time it takes to do so may be affected by factors beyond our control including, but not limited to, worker strikes and other labor difficulties resulting in the interruption or slow-down of construction, energy shortages, material and labor shortages, inflation, adverse weather conditions, subcontractor defaults and delays, changes in federal, state or local laws, ordinances or regulations, acts of God (which may result in uninsured losses), and other unknown contingencies. We may be required to engage substitute or additional contractors to complete any construction in the event of delays or cost overruns. If cost overruns resulting from delays or other causes are experienced in any construction, we may have to seek additional debt and/or equity financing. Further, delays in the completion of any construction would likely cause a delay in the receipt of anticipated operating revenues from such properties and could adversely affect our ability to attain revenue projections and meet our debt service obligations or that of our affiliates. Payment of cost overruns could impair the operational profitability of certain properties. Our inability to complete any construction on terms economically feasible may result in termination of construction. Such termination may result in the Company defaulting on its obligations, losing properties through foreclosure, etc.

We expect to assume risks associated with operating our Property

Newly constructed properties have significantly greater risks than properties with mature operating histories. We will be subject to the risk that we will be unable to attract tenants or paying customers or obtain rental rates necessary to generate an adequate return on expended capital. Operating costs may be more difficult to determine and the timing of when anticipated rental levels can be achieved will impact the profitability of such Property.

We may face zoning risks

We may acquire unimproved real estate with the goal of incorporating such property into the Property development. Property may be acquired for our intended purpose despite the fact that such properties are not zoned to allow for such use at the time of acquisition. Our inability to obtain a change in the zoning of such property could materially and adversely affect us.

Our industry is highly competitive

Real estate development is highly competitive. We may be competing with other properties in close proximity to ours to attract buyers and/or tenants. Moreover, our business could be adversely affected by periodic overbuilding of competitive properties in our given market which could affect the operations of our facilities and the ultimate value of our properties and the Company. Our success, therefore, will depend in part upon our ability (i) to attract quality new buyers and/or tenants to achieve significant occupancy levels of favorable rental rates, and (ii) to provide an attractive and convenient environment for our buyers and/or tenants. Our ability to attract buyers and/or tenants will depend on factors both within and beyond our control including the size and quality of competing properties, general and local economic conditions, competing rental rates, etc. Our inability to make sales and/or maintain high levels of occupancy or usage and favorable rental rates with respect to our properties would adversely affect our income and the values of the Property. Although insurance will normally be obtained with respect to the Property to cover casualty losses and general liability, no other insurance will be available to cover losses from ongoing operations. The occurrence of a casualty resulting in damage to any properties could decrease or interrupt the payment of tenant rentals and/or buyer purchases. In the event of an adverse effect on our income, we may find it necessary to obtain additional funds through additional equity investment and/or borrowings, if available. If additional funds are not available from any source, we could be forced to dispose of all or a portion of a property on unfavorable terms.

We will lack diversification

Because our business is anticipated to involve the ownership and ultimate operation of a singular Property or development, the securities offered hereby have additional risks from economic or other problems, the effects of which could be absorbed or compensated for in an investment in a company or enterprise that owns a larger number of properties. Our profitability will be dependent upon the successful operation of a specific Property and the overall development plan of the Property itself. Conditions in the real estate market, including overbuilding of residential, commercial, and industrial real estate, have adversely affected the value of and ability to sell such real estate. In addition, financial market conditions during recent years have significantly affected the availability and cost of real estate loans, at times making real estate financing difficult or costly to obtain. The continuation of these conditions in the future may adversely affect our ability to sell a property when deemed necessary or when a sale is determined to be in the best interest of the Company, and may affect the terms of such sale. Because we cannot predict these and other conditions that may exist at the time that properties are ever sold, there can be no assurance that we will be able to sell properties in such circumstances on favorable terms.

We have limited access to capital

We are not required to maintain any minimum level of permanent working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, the Company would be required to obtain additional funds through raising equity capital and/or borrowing, if available. Due to our limited capitalization there would be limited resources to tap in the event that we are unable to honor our financial commitments. Our ability repay any indebtedness incurred in connection with the acquisition of properties, or subsequent refinancing, will depend upon net revenues and/or the sale, refinancing or other disposition of the Property prior to the date such amounts become due. There can be no assurance that such net revenues, if any, or such sale or refinancing can be received or accomplished at a time or on such terms and conditions as will permit us to repay the outstanding principal amount of such indebtedness. Financial market conditions in the future may affect the availability and cost of real estate loans, making real estate financing difficult or costly to obtain. In the event we are unable to raise sufficient equity capital and/or sell or refinance our properties prior to the maturity date of any such indebtedness we would be required to obtain the necessary funds through additional borrowings, if available. In such case if additional funds are not available from any source, we would be subject to the risk of losing the Property through foreclosure. Any such foreclosure may have material adverse consequences for the Company and our investors.

Because our business is narrowly focused on a specific geographical area, our business may be adversely affected by local adverse conditions in our industry

Any adverse change in general economic conditions, significant price increases, or adverse occurrences affecting our Property in or around Costa Rica, could have a material adverse effect on us and the results of our operations.

The presence of hazardous or toxic substances detected on any property owned or leased by us could subject us to significant environmental liability

Under various federal, state, and local laws, ordinances, and regulations, as well as common law, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from property owned or leased by us, as well as related costs of investigation and property damage at such properties. Such laws often impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to generate positive financial results. Noncompliance with environmental, health, or safety requirements may require us to cease or alter operations. Further, we may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with our properties.

Regional and local economic conditions may adversely affect our business

The value of our real property investments will be influenced by the regional and local economy of Costa Rica, which may be negatively impacted by plant closings, industry slowdowns, increased unemployment, lack of availability of consumer credit, increased levels of consumer debt, poor housing market conditions, racial tensions, riots, adverse weather conditions, natural disasters and other factors. Similarly, local real estate conditions, such as an oversupply of, or a reduction in demand for, commercial space and the supply and creditworthiness of current and prospective buyers and/or tenants may affect the ability of our properties to generate revenue.

Economic conditions may have an adverse effect on our revenues and available cash

If general economic conditions in Costa Rica worsen, this would hinder our ability to implement our business strategies and have an unfavorable effect on our operations and our ability to generate revenue.

We may be liable for certain uninsured losses

Certain types of losses, such as losses arising from acts of God, certain environmental issues, terrorism, or acts of war, generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our any rights to the Property. At the same time, we may remain obligated to pay any other obligations related to the Property. Consequently, any such losses could have a material adverse effect on our results of operations.

The Property may be acquired, constructed, and/or operated by an affiliated subsidiary

We may acquire, construct and/or operate the Property through a separate affiliated subsidiary (typically wholly-owned) of the Company.

We may assume risks associated with joint ventures

The Property may be acquired, developed and/or operated through the form of a joint venture between us (as either a general or limited partner or as a member and/or managers of a LLC) and our affiliates, third-party developers and/or real estate investors. Our investment and involvement in such entities that may own and operate the Property may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer in the Property might become bankrupt, that such co-venturer may at any time have economic or business interests or goals that are inconsistent with ours, or that such co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of a joint venture and may receive a disproportionate share of profits from a joint venture. Actions by a co-venturer might have the result of subjecting the Property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture or might have other material adverse consequences for the Company.

We have limited operating history

The Company is newly-formed and lacks an operating history in operations and in business in general for that matter. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future. This, coupled with our lack of an operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire capital contribution to the Company is at risk.

Our success is dependent on our key personnel

Our success depends upon our management's successful implementation of our business plan. Our performance and the value of the Company and its assets also depend on our ability to retain and motivate our officers and key employees. The loss of the services of any of such persons or other key employees could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our future success depends on our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, sales, marketing, and client service personnel. Competition for such personnel is intense and there can be no assurance that we will be able to successfully attract, assimilate, and retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, sales, marketing, and client service personnel could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our Managers will have broad discretion on how to use proceeds

Our Managers will have broad discretion with respect to the use of the proceeds of this Offering, including discretion to use the proceeds in ways which may not be disclosed in this Offering Statement and with which investors may disagree. You will be relying on the judgment of our Managers regarding the application of the proceeds of this Offering.

We arbitrarily determined the terms of this Offering

The terms of this Offering as outlined in this Offering Statement bear no relationship to our assets, prospects, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Company. The price or terms of the securities offered via this Offering Statement has been arbitrarily determined by us. While the proceeds of this Offering are primarily intended to cover, along with debt and contributions by the members, the cost and the development of the Property to be acquired, constructed and operated, no assurance is or can be given that any security issued by the Company, if transferable, could be sold for any amount. You should make an independent evaluation of the fairness of the terms of this Offering. There can be no assurance that the price you pay for the securities described in this Offering Statement is equal to the fair market value thereof.

No audited financial statements of the Company are available

We have elected not to have an audit of the financial statements of the Company. As a result, there could be financial matters of a material nature that would have been disclosed by an audit that were not discovered or disclosed in the attached statements.

This Offering Statement contains a very limited discussion of possible tax consequences

This Offering Statement contains very limited discussion as to the possible tax consequences likely to arise from the transaction(s) contemplated. We expressly intend to **not** advise you as to such matters. **You are urged to consult with your own tax advisors**.

There may be income tax risks and ERISA risks associated with the Units

The following is a brief summary of what we believe are the most significant tax risks associated with the Units. Numerous changes in the tax law have increased the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. Other tax considerations that could be significant to you are discussed under the "Tax Risks" and "ERISA Aspects of the Offering" sections of this Offering Statement. You are strongly urged to review the material and to discuss with your tax advisors the potential tax consequences that may be associated with the Units.

- *Partnership Status.* The federal income tax treatment contemplated by the Company will be available only if we are classified as a "partnership" for federal income tax purposes and not as an "association" taxable as a corporation. Counsel for the Company has specifically declined to opine on such matters. We believe we will more likely than not be classified as a "partnership" for federal income tax purposes. Of course, there is no guarantee of any tax treatment. We assume we will operate in accordance with our Operating Agreement and will not elect to be taxed as a corporation. If it were determined that we would be taxable as a corporation rather than as a partnership, the changes in the tax consequences to you would be significant and materially adverse.

- *Passive Activity Rules.* Our losses will be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

- ***Tax Liabilities in Excess of Cash Distributions****.* Each member of the Company will be required to pay federal and state income taxes at their individual rate on their allocable share of the Company's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. In rare cases the allocation of profits could be disproportionate to distributions to the members. Therefore, distributions, if any, may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that you may incur tax liabilities resulting from owning the Units without receiving cash from the Company in an amount sufficient to pay for any part of that liability.

- ***Reduction in Tax Basis****.* Cash distributions, if any, by the Company to a member will result in taxable gain to the extent those distributions exceed the member's basis for their Unit of membership interest. Initially we expect for the basis of members holding Units will be the amount of their investment increased by the portion of any Company indebtedness for which that member may bear the burden of economic loss.

- ***Unrelated Business Taxable Income***. Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). Real estate rental income and gain on the sale of real property is generally not included in UBTI. However, a portion of the rental income from real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that would allow them to avoid the recognition of UBTI if the Company meets certain disproportionate allocation rules; however, it is unclear whether the Company satisfies these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Company. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

- ***Risk of Characterization of Property***. The Internal Revenue Service (the "IRS") could characterize a particular property owned by the Company or our affiliates to be or consist of property held primarily for sale to customers in the ordinary course of business. Under such characterization, any gain recognized by the Company on the sale of such property would be ordinary income and any loss on such sale would be ordinary loss.

- ***Audit Risk***. The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that the Company is the type that would be subject to such greater IRS scrutiny, the federal income tax information return of the Company will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, our members' federal income tax returns.

- ***Factual Determinations by the Company***. The determination of the correct amount of certain deductions and their availability and timing to the Company depend on factual determinations to be made by our Managers. Counsel has specifically declined to give an opinion on such matters. Although we will exercise judgment regarding the facts when preparing the Company's information return, the IRS may assert that our judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to our members.

- ***Changes in the Tax Law***. Significant changes have been made in the Internal Revenue Code (the "Code") in recent years. The U.S. Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the U.S. Treasury Department through changes in its regulations, and by the IRS through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the Company or our members.

- ***ERISA Risks***. The Employment Retirement Income Security Act of 1974 ("ERISA") subjects trustees and certain other parties-in-interest with respect to Qualified Plans to special standards. The ERISA considerations of an investment in the Company that we believe are possibly significant are discussed under the "ERISA Aspects of the Offering" section of this Offering Statement. In light of ERISA, we will limit the sale of Units to benefit plan investors to less than 25% of all Units subscribed (excluding certain Units as described herein) unless the real estate operating company exception applies.

Pension or profit-sharing trusts should exercise caution

When considering an investment in the Company of a portion of the assets of a qualified profit sharing, pension, or other retirement trust, a fiduciary, taking into account the facts and circumstances of such trust, should consider among other things (i) the definition of plan assets under the Employee Retirement Income Security Act of 1974 ("ERISA") and the status of labor regulations regarding the definition of plan assets, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, and (iii) whether the investment is prudent, considering the nature of an investment in the Company, and the fact that we do not expect a market to be created in which one can sell or otherwise dispose of our securities, and we have had no substantial history of operations. The prudence of a particular investment must be determined by the responsible fiduciary (usually the trustee or investment officer) with respect to each employee benefit plan taking into account all of the facts and circumstances of the investment.

We will require future capital to continue our operations

We may permit or request significant material additional capital contributions from our members on a pro rata basis, new investors on terms different from those set forth in this Offering, or from other sources. This may or may not have dilutive effect upon your respective percentage of membership interest in the Company.

We have incurred losses since our inception

We have not generated revenues and have experienced significant negative cash flow from operations since our inception. We anticipate that our operating expenses will continue to increase substantially in the foreseeable future as we continue to acquire, construct and develop The Property. There can be no assurance that our business strategy will be successful or will generate sufficient revenues to achieve or maintain profitability in the future.

We require substantial capital requirements to finance our operations

We have substantial future capital requirements. Our ongoing capital requirements consist primarily of acquiring, rezoning, permitting, planning and developing real estate for construction of the Property and actual construction of the Property. We also have ongoing overhead, salaries, wages, and administrative costs to bear. We plan to finance our anticipated ongoing expenses and capital requirements with funds generated from the following sources:

- Capital raised through future debt and equity offerings;
- Available cash;
- Funds received under lines of credit or loans;
- Funds from strategic partners; and/or
- Cash generated from operations, upon commencement of operations.

We currently do not have the cash available or any agreed source of funding to meet our capital requirements. If we are unable to obtain the necessary financing, we will not be able to acquire the assets necessary for our proposed business or to implement our proposed business plan. The acquisition and construction of the Property is capital intensive. If we do not have access to the necessary funding, we may be unable to initiate and complete construction and operations of the Property. Changes in the industry or the economy, over which we have no control, may adversely affect our ability to obtain the necessary capital. We may not be able to obtain the amount of additional capital needed or may be forced to pay an extremely high price for capital. If we are unable to obtain sufficient capital or are forced to pay a high price for capital, we may be unable to meet future obligations or adequately exploit existing or future opportunities, and may be forced to discontinue operations.

As of October 21, 2021, we had no long-term debt or other contingent liabilities aside from one or more member advances and/or loans in the amount of approximately $0, more or less. See the section of this Offering Statement titled "Capitalization and Indebtedness" for additional information. There is a risk we will not be able to service any outstanding indebtedness. If we successfully raise additional funds through the issuance of more debt, we will be required to service that debt and our operational flexibility may be restricted by the terms of the financing. If we successfully raise additional funds through the issuance of equity securities, then those securities may have rights, preferences or privileges senior to the rights of the Units and you may experience dilution.

We may be found to infringe on certain patents, business or trade secrets

While we currently believe that we are not infringing upon patents or rights owned by others, there can be no assurance that such persons will not file suit against us. In any case, there is no assurance that such a suit would be settled in our favor.

We could incur securities regulatory action

We and/or our affiliates may have conducted one or more private placement offerings of securities prior to utilizing this Offering Statement. We believe these offerings were conducted in compliance with existing federal and state securities laws and exemptions from registration. However, any one or more of such offerings could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against the Company brought by federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor.

This Offering is not registered under federal or state securities laws

This Offering has not been registered under the Securities Act of 1933, as amended (the "Act"), nor registered under the securities laws of any state or jurisdiction. We do not intend to register this Offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials.

You must make your own decision whether to invest with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of the terms of this Offering.

Members could become liable for excessive distributions

As a member of the Company (i.e., a holder of our Units) you will not be liable for the liabilities of the Company in excess of your investment. Notwithstanding this fact, you could become liable for any distributions made to you by the Company if, after such distribution, our remaining assets are not sufficient to pay our then-outstanding liabilities.

There are restrictions on transfers

Transferability of the Units is restricted so as to maintain control and consistency and to comply with federal and state securities laws. You will not have the right to withdraw your investment from the Company or to receive a return of all or any portion of your investment. The Units offered by way of this Offering Statement have not been registered with the SEC or any government's securities authority. The Units will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, you should be prepared to hold such securities for at least twelve (12) months and perhaps even an indefinite period of time.

There will not be an active trading market for the Units; Sales in the secondary market may result in significant losses

There will likely never be any secondary market for our Units. Our Units will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Our Managers and other affiliates of the Company may engage in limited purchase and resale transactions in the Units, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If the Units are sold to third parties before their respective maturity dates, you may have to do so at a substantial discount from the issue price. It is not anticipated that there will be any market for the resale of our securities. As a result, an investor may be unable to sell or otherwise dispose of their investment in the Company. Moreover, if an investor were able to liquidate their investment, they or she would likely receive less than the amount of their original investment. Buyers of equity on the secondary market typically expect and receive a substantial discount from the pro rata portion of the fair market value of an entity's assets.

This Offering is being conducted on a best efforts basis

We will be offering our Units on a "best efforts" basis. However, there is no assurance that we will reach our objectives in this Offering. If the Offering does not proceed according to our plans we may not have sufficient working capital to operate our business.

All financial forecasts are subject to limitations

If any financial forecasts are utilized by the Company in connection with this Offering, they have been prepared solely by the Company's management and are qualified in their entirety by the risk factors set forth in this Offering Statement. Such forecasts, if any, have not been compiled or reviewed by independent accountants and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant material uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results shown. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in subscribing for the securities offered hereby and are qualified in their entirety by the content of this Offering Statement.

We may be subject to other risks

The foregoing represents our best attempt to identify the various risks you may be exposed to by subscribing to this Offering. This Offering Statement does not purport to be complete and may not adequately cover all activities in which we may be engaged nor all the risks the Company will be subject to, either directly or indirectly, as a result of pursuing our objectives. You are encouraged and entitled to ask questions of and receive answers from our Managers as to assess the merits and risks of the securities offered hereby.

THE OFFERING

PURPOSE

We intend to use the net proceeds of this offering for general working capital purposes related to the acquisition and development of the Property. Invested funds will used for payment of invoices for services rendered relating to development of the Property including but not limited to (i) direct and indirect costs of acquisition, construction and operation of the Property and similar facilities, and (ii) legal, accounting, administrative, overhead, marketing and similar costs and expenses associated with completing the Property development plan. There will be no salaries payable to the Managers or our affiliates during the course of the Property's development. Our Management will endeavor to supervise the use of funds such that actual value is exchanged upon payment which would contribute towards the building of equity, completion of the Property development plan, and similar or other costs and expenses associated with pursuing the Company's business objectives.

ESTIMATED USE OF PROCEEDS

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts:

	If Target Offering Amount Sold	If Maximum Amount Sold*
Total Proceeds:	$10,000	$4,000,000

* May be expanded up to USD $8,000,000 (160 Units) in the Company's sole discretion without notice.

Less: Offering Expenses*		
Costs of Capital: Sales Commissions, Finder Fees, Portal Fees, and/or Offering Marketing Allowances	$3,100	$175,000
Net Proceeds:	$6,900	$3,825,000
Use of Net Proceeds		
Property Acquisition	$6,900	$3,825,000
Total Use of Net Proceeds:	$6,900	$3,825,000

* NOTE: Our designated registered funding portal, EquityDoor, LLC, shall receive a setup, onboarding, and marketing fee of $2,500 plus commissions according to the following schedule:
- 6% on amounts raised less than $500,000;
- 5% on amounts raised from between $500,001 up to $1,000,000; and
- 4% on amounts raised from between $1,000,001 up to $5,000,000.

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $10,000 (the "Target Offering" amount) have been received by the Company, or (b) August 1, 2022 (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these Offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the Target Offering amount prior to the Deadline identified in the Offering materials (see above), we may close the Offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be cancelled and your committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

THE OFFERING

Units of Class A and/or Class B Membership Interest

The Company is a limited liability company ("LLC") organized under the Georgia LLC Act.

Upon acceptance of your subscription for Units, you will be admitted as an Class A and/or Class B Member of the Company as provided in our Operating Agreement.   As a Member of the Company, the Georgia LLC Act provides that you are not personally liable for the debts of the Company, but are liable only to the extent of your investment in the Company, and not more.

As an Class A and/or Class B Member you will have the right, in proportion to number of Units you hold, to share in profits and receive all distributions allocated to the Class A and/or Class B Members under the Operating Agreement (See the Operating Agreement).

Class A and/or Class B Members are entitled to either one of two different sharing arrangements with the Class M Member depending upon the class selected at the time of subscription for Units in the Company:

- Class A Members shall be entitled to 100% of the Class A's pro rata share of Company distributable net income, up to an amount equal to an accrued 8% per annum on their Capital Contribution calculated from the date their Subscription for Class A Units was accepted (the "Class A Preferred Return") with any excess being allocated 100% to the Class M Member. The Class M Member shall receive 100% of Class A's pro rata share of Company distributable net income above the Class A Preferred Return.

- Class B Members shall be entitled to 50% of Class B's pro rata share of Company distributable net income and the Class M Member shall receive the remaining 50% of Class B's pro rata share of Company distributable net income.

For a more detailed treatment of the rights and duties of Members and the Class M Member, please refer to the Company's Operating Agreement included in the Exhibit section of this Memorandum.

Reinvestment Option

In lieu of receiving a cash distribution, Unit subscribers may elect initially or at any time thereafter to reinvest or compound all (but not less than all) of their share of Company profits, if any, toward additional capital contributions to the Company (i.e., purchase of additional partial or whole Units). In such cases, even though no cash is received by the Unit subscriber making such an election, taxes may nevertheless be owed on Company gains attributed to them under partnership accounting rules.

Company Indebtedness

As of October 21, 2021, we had no long-term debt or other contingent liabilities aside from one or more member advances and/or loans in the amount of approximately $0, more or less. Please refer to our financial statements attached to the Exhibit section of this Offering Statement.

Summary of the Operating Agreement

The Company and our members are governed by our Operating Agreement (the "Operating Agreement"). You are urged to read the Operating Agreement, the true form of which is attached to this Offering Statement as an Exhibit in its entirety. Please consult with your own legal and financial advisors regarding the legal and financial effects upon you of the Operating Agreement. The following briefly summarizes certain provisions of the Operating Agreement. In no instance should this summary be relied upon as a complete statement of the terms and conditions of the Operating Agreement. (Note: any capitalized terms not defined herein have the meanings proscribed to them in the Operating Agreement itself).

General

The Company has been organized as a Manager-managed limited liability company under the Georgia Limited Liability Company Act. The officers and/or directors of 12 Spies Management, LLC, shall serve as our initial Managers.

Such Managers may appoint other managers or designated officers of the Company as deemed desirable or appropriate subject to the consent of a majority of the voting Class M Members.

The Operating Agreement provides that the Managers, and any other designated managers, has complete control of the management of business of the Company and that the members have no power to take part in the management of the Company, save for certain voting rights held by the Class M Members to appoint the Managers or other managers. The Managers are further authorized to appoint officers in furtherance of their duties.

As a holder of Units, either Class A and/or Class B, you will have made certain capital contributions to the Company and will have received Units in the Company, as reflected in the records of the Company. Distributions, if any, may be paid to you as a Member on account of on the type of Units that you hold, your initial contributions to the Company or on any subsequent contributions made by you, subject to the risks described elsewhere in this Offering Statement (*See* "Risk Factors" among others). The Company is to exist in perpetuity unless the happening of certain events specified in the Operating Agreement occur (*See* "Dissolution").

Liability of Members, Managers and Employees

Our Operating Agreement provides that no organizer, member, Managers, officer, or employee of the Company will be personally liable under or for any debt, obligation, or liability of the Company, or for the acts or omissions of the Company or any other organizer, member, Managers, officer, or employee of the Company.

Additional Capital Contributions

No Member is obligated to make any additional contribution(s) to the Company's capital.

Units

The Company has authorized the issuance of three types of Units: Class M, Class A and/or Class B. Each Class M Unit has the right to one vote on each matter on which Members may vote. Class A and Class B Units do not have the right to vote.

Class A and/or Class B Members are entitled to either one of two different sharing arrangements with the Class M Member depending upon the class selected at the time of subscription for Units in the Company:

- Class A Members shall be entitled to 100% of the Class A's pro rata share of Company distributable net income, up to an amount equal to an accrued 8% per annum on their Capital Contribution calculated from the date their Subscription for Class A Units was accepted (the "Class A Preferred Return") with any excess being allocated 100% to the Class M Member. The Class M Member shall receive 100% of Class A's pro rata share of Company distributable net income above the Class A Preferred Return.

- Class B Members shall be entitled to 50% of Class B's pro rata share of Company distributable net income and the Class M Member shall receive the remaining 50% of Class B's pro rata share of Company distributable net income.

For a more detailed treatment of the rights and duties of Members and the Class M Member, please refer to the Company's Operating Agreement included in the Exhibit section of this Memorandum.

Capital Accounts

An individual capital account is maintained for each Member. Your ownership in the capital of the Company will consist of your share of the initial capital contributed to the Company, increased by (i) Capital Contributions by you as a Member to the Company, (ii) allocations to you as a Member of Net Profits and other income and gain exempt from tax and income and gain, (iii) the amount of any Company liabilities assumed by you as a Member; and decreased by (iv) the amount of money distributed to you as a Member by the Company, (v) the value of any property distributed to you as a Member by the Company, (vi) allocations to you as a Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account, (vii) allocations to you as a Member of Company Net Losses, and other losses and deductions, and (viii) the amount of any liabilities that you as a Member assumed by the Company. Your capital account will also be adjusted in accordance with Treasury Regulation §1.704-1(b).

Distribution Policy

Unless otherwise determined by the associated Certificate of Determination for a particular class of Units, distributions of any net operating receipts not required for Company operations or reserves as determined by the Managers, may be distributed among the members in accordance with the Operating Agreement.

Withdrawals

No member shall have the right to withdraw their capital from the Company or to receive any distribution of or return on their Capital Contributions.

Allocation of Profits and Losses Among Members

The profits and losses of the Company, gains or losses from the sale of Company property, and any items of income, loss or gain required by the Code to be separately reported shall be allocated to the members in proportion to their respective ownership of Units. Generally, except as otherwise set forth in any associated Certificate of Determination, all such allocations to members will be made to each member in the percentages of Units held by each member relative to the number of all issued and outstanding Units of the Company when such loss or profit is realized

Management by the Managers

The decision of the Managers is required to take any formal action on behalf of the Company.   The Managers also has the power to delegate their authority and to appoint junior managers or officers of the Company to carry out certain business of the Company. The Managers are solely responsible for the management of the Company's business and activities with all rights and powers generally conferred by law or consistent to accomplish such duties, or necessary or advisable in relation to such duties. The Managers and other designated managers or officers are entitled to such compensation as the Managers deem appropriate.

Additional Financing

The Operating Agreement provides that the Managers and officers may obtain or provide additional financing for Company activities by any method which they believe to be appropriate under the circumstances, including through entering into one or more financing agreements.

Borrowing

The Company has power to borrow, as appropriate, from banks, lending institutions, individual investors, other unrelated third parties, or from affiliates of the Company or the members, and may pledge Company properties or any income therefrom to secure or provide for the repayment of any such loans.

Restricted Actions

Notwithstanding the broad authority that the Managers possesses in connection with the management and operation of the Company, the approval of the voting Class M Members is required for each of the following actions: (a) any termination, liquidation, dissolution, bankruptcy, suspension of payments, assignment to creditors, or any similar event or action of the Company; (b) continuation of the business with Company property after its bankruptcy, dissolution, cancellation or other cessation to exist; (c) any act which makes it impossible to carry on the ordinary business of the Company; or (d) any change to the Operating Agreement which the Company, or any direct or indirect subsidiary of the Company, is a party that adversely alters or impacts the rights, preferences, or privileges of the Members. In any action that affects the rights, preferences or privileges of the Investing Members in particular, their consent must be obtained.

Involuntary Transfer Membership Interest

The Operating Agreement provides that each member grants to the other members a right of first refusal to purchase the member's Units of the Company before the Units are sold to a third party. In the event the right of first refusal goes unexercised or is declined by the Company and the members, you may then sell, assign or otherwise transfer all or any part of your Units in the Company, thereby substituting such transferee for yourself as a member of the Company so long as Rule 144 of the Securities Act of 1933, as amended (the "Act"), is observed. Also, such transferee will not become a substituted member until, among other things, the written consent of a majority of the voting Class M Members is obtained.

Requirements of Transferee

Any Member who desires to transfer all or any part of their Units or membership interest in the Company must, subject to the right of first refusal, arrange for their transferee to be bound by the Operating Agreement, as it may then be amended, by having such transferee execute an instrument of assignment satisfactory in form to the Company and by delivering the same to the Company together with any such other information that may be required by the Company to comply with the Act. In order to complete the transfer, in addition to the other requirements identified above, all members must execute and acknowledge any additional documents that are necessary to comply with the requirements of the Act.

Compliance with Securities Laws

Units in the Company may not be re-sold, assigned or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws or applicable exemptions from registration under those laws. We may further require an opinion of counsel from counsel acceptable to the Company that the proposed transfer would constitute a transaction that is exempt from the registration requirements of all applicable federal and state securities laws.

Encumbrances

No Member shall in any way encumber, pledge, hypothecate, or otherwise use any Units or membership interest as collateral or security for an obligation, without the written consent of the Managers.

Dissolution

Our Operating Agreement provides that the Company will be dissolved and its affairs wound up when any one or more of the following occurs: (a) at the time specified or upon the occurrence of events in the Company's Articles of Organization or its Operating Agreement causing termination; (b) by written agreement of a majority of our Members and the Managers; or (c) when the Company is not the successor or survivor entity in any merger or consolidation of two or more limited liability companies.

Method of Winding Up

Upon dissolution of the Company, the winding up of the affairs of the Company and the distribution of its assets will be conducted exclusively by the Managers. In that regard, the Managers may delegate their obligations to a receiver or a trustee. A reasonable time will be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors to enable the Managers to minimize the losses customarily attendant to distressed dispositions of property. Upon the dissolution of the Company, the profits, losses, and capital of the Company will be distributed as follows: First, payment of creditors, including Members and managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members; Second, to establish any reserves that the Managers deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Managers shall deem advisable; Third, to the extent the holders of Class A and/or Class B Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Class A and/or Class B Units, one hundred percent (100%), to the holders of Class A and/or Class B Units as a group, on a pro-rata basis, until each holder of Class A and/or Class B Units has been distributed an aggregate amount equal to one hundred percent (100%) of their

Contributions with respect to their Class A and/or Class B Units; and Fourth, any excess shall be distributed to the holders of Class M Units as a group, on a pro-rata basis.

All distributions of Company property upon liquidation of the Company will be made in accordance with the balances of individual members' capital accounts. However, any member with a negative balance in their capital account will not be entitled to a distribution as to capital or their share of profits. To the extent feasible, all distributions in liquidation will be made pro rata to the members in kind. Distribution of specific assets will be solely determined by the Managers.

Amendment to Operating Agreement

The Operating Agreement may be amended only by a written document that complies with the terms of the Operating Agreement regarding voting and amendments.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Operating Agreement, the Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an Offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

The following statements summarize your rights and privileges as a holder of Units. The following summary does not purport to be complete and is subject to the Georgia Limited Liability Company Act, as amended (the "LLC Act"), the Company's Operating Agreement, and the Agreement.

Units of Class A and Class B Membership Interest

Class A and Class B Members are entitled to either one of two different sharing arrangements with the Class M Member depending upon the class selected at the time of subscription for Units in the Company:

- Class A Members shall be entitled to 100% of the Class A's pro rata share of Company distributable net income, up to an amount equal to an accrued 8% per annum on their Capital Contribution calculated from the date their Subscription for Class A Units was accepted (the "Class A Preferred Return") with any excess being allocated 100% to the Class M Member. The Class M Member shall receive 100% of Class A's pro rata share of Company distributable net income above the Class A Preferred Return.

- Class B Members shall be entitled to 50% of Class B's pro rata share of Company distributable net income and the Class M Member shall receive the remaining 50% of Class B's pro rata share of Company distributable net income.

For a more detailed treatment of the rights and duties of Members and the Class M Member, please refer to the Company's Operating Agreement included in the Exhibit section of this Memorandum.

Organization

T-O-R-C INVESTMENTS, LLC (the "Company") is organized as a Georgia limited liability company pursuant to the Georgia Limited Liability Company Act (the "LLC Act").

The Company is managed by 12 Spies Management, LLC, a Georgia limited liability company (the "Class M Member"), who holds 100% of the Class M Membership Interest (i.e., rights to govern, control, etc.) of the Company and, unless otherwise provided in a given Agreement, in each series established as well.

The rights and duties of the Class M Member are more particularly described in the Company's Operating Agreement which is included in Exhibit "C" of this Offering Statement.

The rights and duties of Investing Members (including both the Class M Member and the Investing Members) is set forth in the Company's Operating Agreement (See Exhibit "C" of this Offering Statement).

The Company and the is organized so as not to be deemed an "investment company" as that term is defined under the Investment Company Act of 1940 (the "1940 Act"). Specifically, the is structured so as to be excluded from the definition of "investment company" pursuant to Section 3(c)(5) of the 1940 Act.

No more than 499 Investing Members will be admitted into the Company, regardless of the number of Units purchased.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Units is likely based on the principal of the Unit and no other valuation methodology. The return on investment for each Unit is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Units do not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

If you purchase a Unit from the Company you will not have any voting rights. Thus, you will have no ability to control or influence the governance and operations of the Company. The marketability and value of the Unit will depend upon many factors outside your control and the Company's control. managers and officers (our "Management"). The Company will be governed in accordance with the strategic direction and decision-making of our Management. As a holder of one or more Units, you will have no independent individual or collective right to name or remove an officer or member of the Management of the Company. Following your investment in one or more of the Company's Units, the Company may sell additional securities or borrow funds from other lenders some or all of which may have better repayment terms, may be secured by specific collateral and/or may have senior rights to those associated with your Unit. Your Unit may be subordinate to the rights of such other lenders. The amount of additional financing needed by the Company, if any, will depend upon the maturity and successful execution of the Company's business plan.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

We are presently intending to sell Units of Class A and/or Class B Membership Interest in the described in Exhibit A of this Offering Statement at a price of USD $50,000 per Unit (the "Offering").

This Offering may be increased in the Class M Member's sole discretion, selling more than the specified number of Units to handle oversubscriptions, cost overruns, or for other purposes. Such action may have a dilutive effect on your percentage interest in the and your interest in the allocation of revenue, capital, or other disposition of assets, after expenses. Any Units not sold to Investing Members will be retained by the Class M Member.

At least 0.2 Units ($10,000) will need to be sold to release funds from escrow whereupon funds shall be then become available for use by the Class M Member to implement the Company's objectives as described herein.

This Offering will begin on the date on the cover page of this Offering Statement and will continue until all of the Units are sold or until the Offering is terminated by the Class M Member or until the number of investors in the reaches 499 persons.

The minimum investment is 0.1 Units (USD $5,000). However, we reserve the right to accept lesser amounts from qualified persons.

We reserve the right to reject or refund any subscription for any or no reason in whole or in part. If your subscription is rejected, your funds will be returned to you without interest earned.

After receiving and processing your paperwork and your funds, we will send you written confirmation. This will notify you of the extent, if any, to which your subscription has been accepted by the Company.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
12 Spies Management, LLC (1)	$0	0.00%	See Footnote 1	See Footnote 1

Footnotes to table:
   (1) 12 Spies Management, LLC, an Affiliate of our Management, has agreed to defer repayment of this loan from the proceeds of this Offering. (See "Management" and "Risk Factors").

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement Offerings of equity and/or debt securities. We believe the placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single Offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

Separate and apart from this Offering, we are offering Units of Class A and/or Class B Membership Interest to investors pursuant to Regulation D Rule 506(c) promulgated by the SEC pursuant to Title II of the Jumpstart Our Business Startup Act of 2012 (the "JOBS Act"). While the SEC has recently indicated it would not take action against issuers who conduct separate offerings of the same or similar securities simultaneously under both Regulation Crowdfunding and Rule 506(c) of Regulation D as long as strict observance of the requirements of each are observed, there is still the risk that placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of both exemptions from registration. Such could give rise to various legal actions against the Company, and/or its Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us. In addition, a separate offering under Regulation Crowdfunding, if successful, may have a material effect on the capitalization and/or indebtedness of the Company. (See the "Ownership and Capital Structure – Description of Issuer's Securities" section of this Offering Statement, above). The estimated use of proceeds in such an offering, if conducted, would likely be similar or proportional to the estimated use of proceeds forecasted in this Offering. (See "Estimated Use of Proceeds").

RELATED-PARTY TRANSACTIONS

Transactions between the Company and Affiliates, including individuals or entities related to our Management, can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. You should recognize that relationships and transactions of the kinds described below involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. To review copies of any such contracts or agreements, please contact us.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is newly formed and does not have an operating history. We are dependent upon the proceeds of this Offering and/or other Offerings or capital sources to commence operations.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our auditors has prepared reviewed financial statements for the Company through December 31, 2020. We believe such statements are materially correct. Such statements are included in the Exhibit section of this Offering Statement. In the event audited financial statements become available, this Offering Statement shall be amended and/or supplemented accordingly.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Units. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Units.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Units are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Units presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The market for real estate investment and Property acquisition is highly competitive, fragmented and rapidly changing.

DESCRIPTION OF PROPERTY

We currently utilize office space of our Affiliate, 12 Spies Management, LLC, located in Atlanta, Georgia, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in Atlanta, Georgia, USA, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Operating Agreement, the Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party. As of the date of this Offering Statement, to our knowledge we are not a party to any side letters.

COMPENSATION

Our Managers and/or their affiliates will be paid in connection with their management of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, including, but not limited to, travel, legal, accounting, overhead, due diligence, market research, and pre-acquisition research costs and other expenses in connection with the pursuit of the Company's objectives (See "Estimated Use of Proceeds"). Such persons may receive salaries and equity or other forms of compensation out of the proceeds of this Offering or from our revenue, capital, or other Company assets for services performed on behalf of the Company. Such services may include, but are not limited to, legal, accounting, marketing, investor relations, communications, administrative support, etc. See "Conflicts of Interest". Such persons and/or their Affiliates may receive other forms of compensation.

CONFLICTS OF INTEREST

General

Your interests and those of the Class M Member and its Affiliates may be inconsistent in some respects or in certain instances, and the Class M Member's actions may not be the most advantageous to you or to other Investing Members. The following discussion describes certain possible conflicts of interest that may arise for the Class M Member and its Affiliates vis-à-vis the and the Investing Members. For some conflicts of interest, but not all, certain limitations are implemented in order to reduce the effect of such conflicts to the extent possible. Other than these limitations the Class M Member has not established procedures to resolve a conflict of interest. Under the terms of the Company's Operating Agreement the Class M Member may resolve the conflict of interest in its sole discretion. The discussion below is not intended to be all inclusive. Other transactions or dealings may arise in the future that could result in conflicts of interest for the Class M Member and its Affiliates.

Conflicts Regarding Transactions with the Class M Member and its Affiliates.

Although the Class M Member believes that the compensation and reimbursement that it and its Affiliates may receive in connection with the Company's activities are reasonable, the compensation has been determined solely by the Class M Member and did not result from negotiations with any unaffiliated third-party dealing at arms-length. The Class M Member and its Affiliates will be entitled to receive compensation and reimbursement from the for services rendered in connection with the administration and management of the Company and/or the Company's Property. The Class M Member or its Affiliates providing the services or equipment can be expected to profit from the transactions, and it may be in the Class M Member's best interest to enter into contracts with itself and its Affiliates rather than unaffiliated parties even if the contract terms, or skill and experience, offered by unaffiliated third-parties is comparable.

Conflicts Regarding Possible Joint Venture Participation Agreements and LLC Operating Agreements

Whenever possible, the Property will be developed and operated under one or more joint venture participation agreements and/or LLC Operating Agreements. This may create a continuing conflict of interest for the Class M Member since it would be required to monitor and enforce on behalf of the Company, compliance with the provisions of such agreements.

Conflicts Regarding Compensation, Sharing of Costs and Revenues; Carried Interests

Unless otherwise provided in the Agreement, the Class M Member and its Affiliates may receive compensation and percentage of revenue, capital, or other disposition of assets greater than the percentage of costs that it pays if any at all. Such compensation and sharing arrangement may create a conflict of interest between the Class M Member and you and the other investors in the Company. The Class M Member and/or its Affiliates may also acquire or retain overriding royalty interests, net revenue interests and/or carried working interests in the Property for little or nominal consideration. For example, the Company's Operating Agreement provides that the Class M Member is entitled to retain or receive an allocation or assignment of any net revenue interest in excess of 70% in the form of an overriding royalty interest in any Property acquired by a (See Section 3.3(d) of the Company's Operating Agreement).

Conflicts Regarding Partnership Representative

The Class M Member will serve as the Company's Partnership Representative and represent the before the IRS. The Class M Member will have broad authority to act on behalf of you and the other Investing Members in any administrative or judicial proceeding involving the IRS, and this authority may involve conflicts of interest. For example, potential conflicts include:

· Decisions to expend funds to contest a proposed adjustment by the IRS, if any;

· Amounts of the Class M Member's reimbursements from the for expenses incurred by it in its role as the Partnership Representative.

Conflicts Regarding Other Activities of the Class M Member, the Operator and Their Affiliates

The Class M Member will be required to devote to the only such time and attention which it considers necessary for the proper management of the Company's activities. However, the Class M Member and/or its Affiliates have sponsored and continue to manage other real estate concerns. Thus, they will have conflicts of interest in allocating management time, services and other activities. The Class M Member will determine the allocation of its management time, services and other functions on an as-needed basis among the and other enterprises.

The Class M Member and/or its Affiliates will not be restricted in any manner from participating in other businesses or activities, even if these other businesses or activities are competitive with the Company's activities and operate in the same areas as the Company.

Interest in Property Will Be Acquired Only for Stated Purpose of the Company

The will acquire only interest in the Property that is reasonably expected to meet the stated purposes of the Company. Interest in the Property will not be acquired for other purposes.

Lack of Independent Underwriter and Due Diligence Investigation

The terms of this Offering as set forth in this Offering Statement, the Company's Operating Agreement, the Agreement, Subscription Agreement, and other agreements were and are determined by the Class M Member without arms' length negotiations. You may have benefitted more through utilizing independent legal counsel who might have negotiated more favorable terms for you in this Offering and such agreements.

Also, there was not an extensive in-depth "due diligence" investigation of the existing and proposed business activities of the which would be provided by independent underwriters.

Conflicts Concerning Legal Counsel

It is anticipated that legal counsel to the Class M Member and its Affiliates will also serve as legal counsel to the and that this dual representation will continue in the future. If a future dispute arises between the Class M Member and you and the other Investing Members, then the Class M Member will cause you and the other investors to retain separate counsel.

Conflicts Regarding Class M Member Withdrawing or Converting its Interest

A conflict of interest is created with you and the other investors by the Class M Member's right to mortgage its interest or withdraw or convert its managing Membership Interest in the Company. The Class M Member could also use its interest in the or the Property as collateral for a loan. If there was a default under the loan, this could reduce or eliminate the ability of the Class M Member to maintain control over the Company's operations and activities and its overall responsibilities to you and the other Investing Members.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFRING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a limited liability company that has elected to be treated as a partnership for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

TAX RISKS

The following is a brief summary of what we believe are the most significant tax risks involved in an investment by the Investing Members in the Units. Changes in the tax laws of the federal government and of the several States may increase the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. THEREFORE, NONE OF THE FOLLOWING SHOULD BE CONSIDERED TAX ADVICE FROM THE SERIES, ITS MANAGEMENT, COUNSEL, ACCOUNTANTS, AFFILIATES, ETC. YOU ARE EXPECTED TO CONSULT WITH YOUR OWN PERSONAL TAX ADVISOR BEFORE MAKING A DECISION TO SUBSCRIBE FOR UNITS.

We have not obtained a tax opinion

We have not obtained an opinion of counsel as to the tax treatment of certain material federal tax issues potentially affecting the or its Members. Moreover, any such opinion, if we obtained one, would not be binding upon the Internal Revenue Service ("IRS"), and the IRS could challenge our position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of our Units.

Tax audits are possible

The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that the is the type that would be subject to such greater IRS scrutiny, our federal income tax information return will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, an Investing Member's federal income tax return. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the probability of audits of an Investing Member's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in your personal return, regardless of whether or not those items relate to the Company.

Tax laws are subject to change

Tax laws are continually being introduced, changed, or amended, and there is no assurance that the tax treatment presently potentially available with respect to our proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on our activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on us.

Passive Activity Rules

Any losses you incur may be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

Tax Liabilities in Excess of Cash Distributions

Each of our Members will be required to pay U.S. federal and state income taxes at their own individual rate on their own allocable share of the Company's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. Generally, the allocation of profits is likely to be disproportionate to distributions to the Members. Therefore, distributions may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that the Members will incur tax liabilities resulting from an investment in the without receiving cash from the in an amount sufficient to pay for any part of that liability.

Reduction in Tax Basis

Cash distributions by the to an Investing Member will result in taxable gain to the Investing Member to the extent those distributions exceed the Investing Member's basis for his Unit. Initially, an Investing Member's basis for his Unit will be the amount of his cash contributions to the increased by the portion of any Company indebtedness for which that Member may bear the burden of economic loss.

Unrelated Business Taxable Income

Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). For example, a portion of income from an interest in real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that would allow them to avoid the recognition of UBTI if we meet certain disproportionate allocation rules; however, it is unclear whether we will satisfy these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Company. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

Risk of Characterization

The IRS could characterize particular assets of ours to be or consist of property held primarily for sale to customers in the ordinary course of our business. Under such characterization, any gain recognized by us on the sale of such asset would be ordinary income and any loss on such sale would be ordinary loss.

Factual Determinations by Class M Member

The determination of the correct amount of certain deductions and their availability and timing to the depend on factual determinations to be made by our Class M Member. Counsel for our Class M Member has specifically declined to give an opinion on such matters. Although our Class M Member will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that our Class M Member's judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to the Members.

Changes in U.S. Tax Law

Significant changes have been made in the Code in recent years. The Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the Treasury Department through changes in its regulations, and by the Service through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the or its Members.

We Will Likely Be Treated as a Tax Partnership

We believe we will each be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation. However, no tax opinion has been sought or obtained as to the availability of tax benefits to individual Company investors due to our likely classification as a partnership for tax purposes. While we believe we will likely be treated as a partnership for tax purposes, we do not intend to request a ruling of such treatment from the IRS. Should the IRS challenge this issue and obtain a contrary ruling regarding partnership status, the may be required to pay taxes on the amount of taxable income deductions previously obtained, and may be liable for additional interest and/or penalties in connection with those deductions. Such adverse tax treatment would invariably have a material impact on our profitability and on your actual return on invested capital.

ERISA ASPECTS OF THE OFFERING

Introduction

The purchase of Units may not be appropriate for various tax deferred retirement plans, including any pension, profit sharing, Keogh plan or other employee retirement benefit plans qualified under Section 40l(a) of the U.S. Tax Code (the "Code") or any IRA qualified under Code Section 408 (hereinafter referred to as a "Qualified Plan" or "Qualified Plans"). Before purchasing Units, the trustee or other responsible fiduciary of a plan contemplating investment should consider: (a) whether the Qualified Plan is considered an employee benefit plan subject to certain fiduciary standards of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (b) whether the investment is in accordance with the documents and instruments governing such Qualified Plan; (c) whether the investment will result in unrelated business taxable income to the Qualified Plan; (d) whether the investment provides sufficient distributions to permit benefit payments to be made as they become due; (e) any requirement that the fiduciary annually value the assets of the Qualified Plan; and (f) whether the investment is prudent, since no public market is expected to develop in which the Units may be sold or otherwise transferred. An employee benefit plan is defined in Section 3(3) of ERISA and includes all Qualified Plans defined above except (1) plans covering only a partner or partners of a partnership and their spouses, (2) plans covering only sole proprietors or sole owners and their spouses, or (3) most IRAs ("ERISA Plans").

"Plan Asset" Regulations

As discussed below, due to a favorable exemption provided under regulations (the "DOL Regulations"), issued by the United States Department of Labor (the "DOL"), it is expected that the assets of the will not be treated, under current law, as "plan assets" of the ERISA plans which purchase Units. However, as further discussed below, if the assets of the are considered for whatever reason to be "plan assets" under ERISA, then (a) the fiduciary responsibility standards of ERISA would extend to investments made by the Company; and (b) certain transactions in which the might seek to engage might constitute "prohibited transactions" under ERISA and the Code. Furthermore, notwithstanding the DOL Regulations, even if the assets are not "plan assets," the responsible fiduciaries of each investing ERISA Plan still must make an independent determination on a case by case basis as to whether the purchase of Units would comply with the fiduciary standards of ERISA and whether the purchase of Units would be considered a "prohibited transaction" under Section 4975(c) of the Code or Section 406(a) of ERISA.

In 1986, the DOL published as a final regulation Reg. Section 2510.3-101, which describes what constitutes "plan assets" with respect to an ERISA Plan investment in another entity (such as a partnership or corporation) for purposes of Title I of ERISA and Code Section 4975. Unless one of the exemptions provided in the DOL Regulations is met, the assets of a corporation, partnership or other entity in which a Qualified Plan makes an equity investment could be deemed to be assets of the investing plan. This would subject those persons who exercise discretionary control or authority over such entity's assets to certain ERISA fiduciary standards. If a Qualified Plan acquires an equity interest in an entity that is neither a publicly-offered security nor a security issued by certain registered investment companies, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless (i) the equity interests of certain ERISA Plan investors are not significant or (ii) the entity is an operating company. The Units will be neither publicly-offered nor issued by a prescribed investment company. Thus, one of the two exceptions must apply in order for an undivided interest in the assets owned by the not to be treated under the DOL Regulations as a plan asset of Qualified Plans or ERISA Plans holding Units.

Exception for Insignificant Participation by Benefit Plan Investing Members

If Unit participation in the by a Qualified Plan is not significant, then a Qualified Plan investment would not include any of the underlying assets of the Company. Equity participation in the by a Qualified Plan is "significant" on any date if, immediately after the most recent acquisition of any interest in the entity, 25% or more of the value of any class of equity interests in the is held by Qualified Plan investors. For purposes of this 25% rule, the value of any equity interests held by a person (other than a benefit plan investor) who has discretionary authority or control over the assets of the entity, or who provides investment advice for a fee with respect to such assets, or any affiliate of such a person, shall be disregarded. As a result, although our Class M Member and their affiliates are not prohibited from purchasing Units, any purchases have the effect of reducing the amount and value of the Units available for purchase by the Qualified Plan investors. The Units will be offered for sale to benefit plans, within the regulatory definition, and to persons not falling within such definition. If the total Units purchased by benefit plan investors equal or exceed 25% of all of the Units purchased (excluding certain Units as described above), the second exception will not be applicable.

For these reasons, our Managing Manager may limit the sale of Units to benefit plan investors to less than 25% of all Units purchased (excluding certain Units as described above) unless the Real Estate Operating Company (REOC) Exception applies (see below).

Exception for Real Estate Operating Companies (REOC's)

Under applicable provisions of ERISA, if the real estate operating company (REOC) exception applies to the Company, then the purchase of Units would not be deemed a "prohibited transaction" by a Qualified Plan. The would be considered a REOC under ERISA if at least 50% of its assets are invested in real estate that the has the right to (or, in fact, does) substantially participate directly in the management or development activities thereof in the ordinary course of business.

Given our plans regarding the Property and our intended operation thereof, we expect to be considered a REOC under ERISA. Therefore, we likely will permit 25% or more of our Units to be purchased by benefit plan investors.

Prohibited Transactions Under Section 4975 of the Code

Notwithstanding the exemption available under section 2510.3-101 of the DOL Regulations discussed above, and the likelihood that the Company's assets would not be considered "plan assets," a fiduciary of an investing Qualified Plan in Units is still subject to the prohibited transaction rules of Code Section 4975 (and ERISA Section 406(a) for ERISA Plans). If the Service determines that an investment in the Units constitutes a prohibited transaction, an excise tax may be imposed on any disqualified person (as defined in Section 4975(e)(2) of the Code) who participates in the prohibited transaction. Furthermore, the transaction may have to be reversed. With respect to IRAs, the tax-exempt status of the IRA will be lost if the Service determines that the acquisition of Units by the IRA constitutes a "prohibited transaction" under 4975(c) of the Code.

Prohibited transactions are defined in Section 4975(c) of the Code and Section 406(a) of ERISA. These prohibitions are imposed upon fiduciaries and parties in interest to deter them from exercising the authority, control or responsibility which makes such persons fiduciaries when they have interests which may conflict with the interest of the plans for which they act. AS A RESULT, EACH FIDUCIARY OF AN INVESTING QUALIFIED PLAN INVESTING IN UNITS MUST INDEPENDENTLY DETERMINE WHETHER SUCH INVESTMENT CONSTITUTES A PROHIBITED TRANSACTION UNDER SECTION 4975(c) OF THE CODE OR SECTION 406(a) OF ERISA.

TAX DISCUSSION

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR OFFERED UNITS, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a Georgia limited liability company which has elected to be is treated as a partnership for tax purposes. Neither we nor our Managers, advisors, lawyers, or other representatives or affiliates make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. We are presently unaware of any other active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

INDEMNIFICATION OF THE MANAGING MEMBER

Under the terms of the Company's Operating Agreement, the Class M Member and its Affiliates will not be liable to the other Investing Members for errors in judgment or other acts or omissions not amounting to gross negligence or willful misconduct, and will be indemnified in such circumstances against any losses or liabilities that either may incur as a result of the manner in which it operated the business or affairs of the Company. In addition, unless otherwise provided in an Agreement, the Class M Member's liabilities that exist or arise in connection with a and vis-à-vis the Investing Members of a shall be enforceable against the Class M Member's Membership Interest in that only, and shall not be enforceable against the Class M Member's Membership Interest in the Company generally or in any other Company. Therefore, you may have more limited rights of action than you would have in the absence of these limitations.

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

T-O-R-C INVESTMENTS, LLC
3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA
Telephone: (470) 419-4700   E-mail: jspencejr@12spiesmanagement.com

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

PROPERTY EXAMPLES

T-O-R-C INVESTMENTS, LLC
3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA
Telephone: (470) 419-4700   E-mail: jspencejr@12spiesmanagement.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.



Example Property - Hacienda Panilla Community

$ 945,000

5 Bed/5.5 Bath

6,383 Sq Ft

Lot 2,613 Sq Ft

Valley/Mountain

2 Master Suites

Gourmet Kitchen

2 Car Garage

Pool

BBQ Area









Source: www.propertiesincostarica.com/properties/tamarindo/for_sale/castle.html

Example Property - Tamarindo Preserve Community



$ 905,000

 5 Bed/3.5 Bath

 3,660 Sq Ft

Lot 4736 Sq Ft

Solar Panels

Fully Furnished

Teak Floors

Tropical Areas

Garage

Pool (Teak Deck)

Water Filtration

Eco Friendly











Source: https://www.remax-oceansurf-cr.com/property/casa-moana-playa-langosta

Example Property - Hacienda Panilla Community



$ 1,100,000

5 Bed/6 Bath

6,850 Sq Ft

Lot 21,678 Sq Ft

Fully Furnished

Security System

Valley/Mountain

Double Showers

Home Theatre

Wine Bar







Featured in international design publications

Lounge/Piano Area   BBQ Area
Covered balcony   Pool/Hammocks
25 Ft Vaulted Ceilings   BBQ Area

EXHIBIT B

FINANCIAL STATEMENTS

T-O-R-C INVESTMENTS, LLC
3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA
Telephone: (470) 419-4700   E-mail: jspencejr@12spiesmanagement.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

REVIEWED FINANCIAL STATEMENTS

T-O-R-C Investments, LLC
Year Ended December 31, 2020
With Independent Accountant's Review Report

T-O-R-C Investments, LLC

Financial Statements

Year Ended December 31, 2020

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
T-O-R-C Investments, LLC
Atlanta, Georgia

I have reviewed the accompanying financial statements of T-O-R-C Investments, LLC, which comprises the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows from the period then ended, May 28, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
August 6, 2021

T-O-R-C Investments, LLC

Balance Sheets

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Total current assets	-
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Member's equity *(note 5):*	
Total member's equity	-
Total liabilities and member's equity	$ -

See Independent Accountant's Review Report.

T-O-R-C Investments, LLC

Statement of Operations

	Period from May 28, 2020 (inception) to December 31, 2020
Revenue	$ -
Expenses:	
Bank charges	40
Office expense	50
Research and development	2,750
Start-up costs	120
Website-development	1,000
Total operating expenses	3,960
Net operating loss	**$ (3,960)**
Net loss	**$ (3,960)**

See Independent Accountant's Review Report.

T-O-R-C Investments, LLC

Statements of Changes in Member's Equity

	Total Member's Equity
Balance at May 28, 2020 (date of inception)	$ -
Plus: members' contributions	3,960
Less: Net Loss	(3,960)
Balance at December 31, 2020	$ -

T-O-R-C Investments, LLC

Statements of Cash Flows

	Period from May 28, 2020 (inception) to December 31, 2020
Operating activities	
Net Loss	$ (3,960)
Increase (decrease) in trades payable	-
Net cash used by operating activities	(3,960)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	3,960
Net cash provided by financing activities	3,960
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

T-O-R-C Investments, LLC
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

T-O-R-C Investments, LLC, (the Company) a development stage entity was formed on May 28, 2020 ("Inception") in the state of Georgia. The financial statements of T-O-R-C Investments, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

T-O-R-C INVESTMENTS, LLC is a limited liability company (LLC) formed to acquire, own, and operate luxury vacation villas in one or more premier destination gated communities located in Tamarindo, Guanacaste, Costa Rica.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate largely with regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

Cash and Cash Equivalents

Cash equivalents consist primarily of cash in the bank and short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, the Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 606. Revenues are recognized when services are provided to the customers, in an amount that is expected in exchange for those services. The Company recognizes revenue when all the following criteria are met:

- There is persuasive evidence of an agreement
- Service have been delivered
- The fee is fixed and determinable
- Collectability is probable, and customer creditworthiness has been verified and approved with payment expected within normal payment terms.

Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes, consequently the net income is only taxed once at member level. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Recent accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

See Independent Accountant's Review Report.

2. Membership Units

As of December 31, 2020, 100% equity is held by a founding member.

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow, each unit is entitled to one vote.

3. Commitments and Contingencies

As of the date of issuance of financials, August 6, 2021, the company has no commitments or contingencies.

4. Subsequent Events

Management has evaluated subsequent events through August 6, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments.

See Independent Accountant's Review Report.

EXHIBIT C

FORM OF

OPERATING AGREEMENT

T-O-R-C INVESTMENTS, LLC
3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA
Telephone: (470) 419-4700   E-mail: jspencejr@12spiesmanagement.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

OPERATING AGREEMENT

OF

T-O-R-C Investments, LLC

(a Georgia limited liability company)

This Operating Agreement (the "Agreement") of T-O-R-C Investments, LLC, a Georgia limited liability company (the "Company"), to be effective as of October 21, 2021 (the "Effective Date"), is by and among 12 Spies Management LLC, a Georgia limited liability company (the "Class M Member"), and the persons whose names are set forth on Schedule A, attached hereto, as Class A and/or Class B Members (the "Class A and/or Class B Members"), pursuant to the provisions of the Georgia Limited Liability Company Act, as amended (the "Act"), on the terms and conditions set forth herein. The Class M Member and the Class A and/or Class B Members shall collectively be referred to as the "Members".

ARTICLE I

GENERAL

1.1. **Formation**. The Class M Member hereby forms the Company as a limited liability company pursuant to the provisions of the Act. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act.

1.2. **Name**. The name of the Company shall be, and the business of the Company shall be conducted under the name of, T-O-R-C Investments, LLC and/or such other names or trademarks as may be deemed prudent.

1.3. **Purpose**. The purpose and business of the Company shall be (i) to acquire and/or otherwise invest in real property and/or interests therein; (ii) to engage in any and all general and incidental activities related thereto and necessary for the operation of such activities for profits or losses; and (iii) to enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purpose.

1.4. **Term**. The term of the Company shall commence on the Effective Date and shall continue in perpetuity, or until the earlier dissolution and termination of the Company in accordance with the provisions of Section 7.1 of this Agreement.

1.5. **Registered Office and Principal Office of Company**. The registered office of the Company in the State of Georgia shall be 3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA, and its registered agent at that location is James Spence Jr. The principal office of the Company shall be located at such place as the Class M Member may from time to time designate. The Company may maintain offices at such other place or places as the Class M Member deems advisable.

1.6. **Articles of Organization**. The Class M Member shall cause the Articles of Organization of the Company to be filed with the Georgia Secretary of State (the "Secretary") as required by the Act and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of this Agreement) as may be determined by the Class M Member to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a limited liability company (or a partnership in which the Members have limited liability) in the State of Georgia and in any other state where the Company may elect to do business.

1.7. **Power of Attorney**.

(a) *Grant of Power*. Each Class A and/or Class B Member hereby constitutes and appoints the Class M Member and their authorized representatives (and any successors thereto by assignment or otherwise and the authorized representatives thereof) with full power of substitution as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate: (i) all certificates and other instruments and all amendments or restatements thereof that the Class M Member deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Company as a limited liability company (or a partnership in which the Class A and/or Class B Members have limited liability) in all jurisdictions in which the Company may conduct business or own property; (ii) all instruments, including an amendment or restatement of this Agreement, that the Class M Member deem appropriate or necessary to reflect any amendment, change, or modification of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Class M Member deem appropriate or necessary to reflect the dissolution, liquidation and termination of the Company pursuant to the terms of this Agreement; (iv) all instruments relating to the admission or substitution of any Class A and/or Class B Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of the Class M Member, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by the Class A and/or Class B Members hereunder, is deemed to be made or given by the Class A and/or Class B Members hereunder, or is consistent with the terms of this Agreement and appropriate or necessary, in the sole discretion of the Class M Member, to effectuate the terms or intent of this Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of the Class A and/or Class B Members under the terms of this Agreement, the Class M Member may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing the Class M Member to amend this Agreement except in accordance with Article VIII of this Agreement or as otherwise provided in this Agreement.

(b) *Irrevocability*. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy or termination of any Class A and/or Class B Member, or the transfer of all or any portion of its Membership Interest and shall extend to such Class A and/or Class B Member's heirs, successors, assigns and legal representatives. Each Class A and/or Class B Member agrees to be bound by any representations made by the Class M Member acting in good faith pursuant to such power of attorney; and each Class A and/or Class B Member hereby waives any and all defenses that may be available to contest, negate or disaffirm any action of the Class M Member taken in good faith under such power of attorney. Each Class A and/or Class B Member shall execute and deliver to the Class M Member within 15 days after receipt of the Class M Member' request therefor, such further designations, powers of attorney, and other instruments as the Class M Member deem necessary to effectuate this Agreement and the purposes of the Company.

ARTICLE II

DEFINITIONS

The following definitions apply to the terms (whether capitalized or not) used in the Memorandum and/or the Company's Operating Agreement:

"Act" means the Georgia Limited Liability Company Act, as amended. In other contexts, it may refer to the Securities Act of 1933, as amended.

"Accredited Investor" means (i) a natural person whose individual net worth (exclusive of the value of their primary residence), or joint net worth with your spouse, presently exceeds $1,000,000; (ii) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse in excess of $300,000 in each of those years and they reasonably expect reaching the same income level in the current year; (iii) a corporation, partnership, trust, limited liability company, or other entity in which all of the equity owners are "accredited investors"; (iv) a trust with total assets in excess of $5,000,000 and was not formed for the specific purpose of acquiring Company Units, the trustee of which has such knowledge and experience financial and business matters that it is capable of evaluating the merits and risks of investing in Company Units; (v) a bank, savings and loan association or other financial institution, a registered securities broker or securities dealer, or an insurance company; (vi) a registered investment company or business development company, a licensed Small Business Investment Company, or a private business development company; (vii) a state-sponsored pension plan with total assets in excess of $5,000,000; (viii) an employee benefit plan which either (a) has a fiduciary that is a bank, savings and loan association, insurance company, or registered investment adviser; (b) has total assets in excess of $5,000,000; or (c) is a self-directed plan and investment decisions are made solely by persons that are "accredited investors"; (ix) a non-profit organization described in section 501(c)(3) of the Internal Revenue Code that was not formed for the specific purpose of acquiring Company Units having total assets in excess of $5,000,000; or (x) a director, executive officer, or manager of the Company or a director, executive officer, or manager of the Company's Class M Member.

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or to hold or to control the holder of 10 percent or more of the outstanding voting securities of such Person.

"Agreement" means the Operating Agreement as it may be amended, supplemented or restated from time to time.

"Articles of Organization" means the certificate filed with the Secretary pursuant to Section 1.6 of the Agreement, as such Articles may be amended or restated from time to time.

"Capital Account" means the capital account maintained for an Class A and/or Class B Member pursuant to Section 3.2 of the Agreement.

"Capital Contribution", as it relates to the Company, means any asset or property of any nature contributed by an Class A and/or Class B Member to the capital of the Company pursuant to the provisions of the Agreement.

"Company" means the limited liability company formed pursuant to the Agreement, its successors or assigns.

"Consent" means the written consent of a Person, or the affirmative vote of such Person at a meeting called and held pursuant to Article VIII of the Agreement, as the case may be, to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context requires.

"Distributable Net Income" means the Company's net operating receipts after satisfying outstanding liabilities that are not required for Company current or future operations or reserves as determined by the Managers in their sole discretion.

"Event of Withdrawal of the Class M Member" means an event that causes a Class M Member to cease to be a Class M Member as provided in the Act.

"Indemnitee" means any Class M Member, any Person who is or was an affiliate of a Class M Member, any Person who is or was an officer, director, employee, agent, trustee, partner, member, manager, or shareholder of a Class M Member or any such affiliate, or any Person who is or was serving at the request of a Class M Member or any such affiliate as a director, officer, employee, partner, member, manager, agent or trustee of another Person; provided that a Person shall constitute an "Indemnitee" only with respect to acts, omissions or matters deriving from or relating to the business, operations or investments of the Company.

"Liquidator" has the meaning specified in Section 7.2 of the Agreement.

"Majority in Interest of the Class A and/or Class B Members" means Class A and/or Class B Members whose Membership Interests aggregate to greater than fifty percent (50%) of the Membership Interests of all Class A and/or Class B Members.

"Memorandum" means the Offering memorandum utilized by the Company to disclose risks, describe its proposed activities, and explain the terms of the offering of Units to prospective Class A and/or Class B Members.

"Members" means the Class M Member, the Non-Class M Members, and the Class A and/or Class B Members. In its singular form it means any one of the Class A and/or Class B Members, Non-Class M Members or the Class M Member, as the case may be.

"Membership Interest" means a Member's right, together with such other rights as provided in the Agreement, to receive distributions of Company revenue, capital, and other disposition of Company assets in accordance with the Agreement.

"Offering" refers to the offering of Units for sale to prospective Class A and/or Class B Members via delivery of the Memorandum.

"Operating Agreement" means the Agreement which governs the internal affairs of the Company.

"Person" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association or other business enterprise.

"Record Date" means the date established by the Class M Member for determining the identity of Class A and/or Class B Members entitled to give Consent to Company action or entitled to exercise rights in respect of any other lawful action of Class A and/or Class B Members.

"Redemption" means the process of redeeming or buying back of Units by the Company.

"Regulations" means the income tax regulations promulgated under the Code, as from time to time amended and in effect (including corresponding provisions of succeeding regulations).

"Roll-Up" means a transaction involving the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Company and the issuance of securities of a roll-up entity.

"Roll-Up Entity" means a partnership, trust, corporation or other entity that would be created or survive after the successful completion of a proposed Roll-Up transaction.

"Sponsor" means any Person directly or indirectly instrumental in organizing, wholly or in part, a partnership, limited liability company or program to facilitate investment or who will manage or is entitled to manage or participate in the management or control of such partnership, limited liability company or program. "Sponsor" includes the Class M Member. "Sponsor" does not include attorneys, accountants, engineers or other consultants whose compensation is for professional services rendered in connection with the offering of Units.

"Subscription" means the amount indicated on the Subscription Agreement that an Class A and/or Class B Member has agreed to pay to the Company as their Capital Contribution.

"Subscription Agreement" means the agreement attached to the Memorandum by way of exhibit whereby prospective Class A and/or Class B Members subscribe for Units.

"Transfer" has the meaning set forth in Section 6.1(a) of the Agreement.

"Unanimous Vote" means the affirmative vote of all Class A and/or Class B Members, including the Class M Member, whose combined Membership Interests aggregate one hundred percent (100%) of the Membership Interests.

"Unit", as it pertains to the offering of Class A and/or Class B Membership Interests as described in the Memorandum, means an undivided interest of the Class A and/or Class B Members in the aggregate interest in the capital and profits of the Company. Each Unit of Class A and/or Class B Membership Interest represents a Capital Contribution of $50,000 to the Company. In the context of the Class M Member, "Unit" means the Class M Membership Interest.

ARTICLE III

FINANCIAL MATTERS

3.1. *Capital Contributions*.

(a) *Initial Contribution*. In consideration for its Membership Interest in the Company, the Class M Member shall contribute opportunities to loan money in connection with and/or otherwise invest in real property and/or interests therein. Each Class A and/or Class B Member (whose names and addresses and number of Units subscribed for are set forth on Schedule A attached hereto) shall contribute to the capital of the Company the sum of $50,000 (or its equivalent value) for each full Unit purchased or for fractional Units. All funds subscribed for Units or fractional Units shall become immediately available for use by the Class M Member and/or the Company to expend as necessary to pursue the Company's objectives as set forth in the Memorandum. Except as otherwise agreed by the Class M Member, no Class A and/or Class B Member shall have the right or obligation to make any further Capital Contributions to the Company. Persons or entities hereafter admitted as Class A and/or Class B Members shall make such contributions of cash (or promissory obligations), property or services to the Company as shall be determined by the Class M Member at the time of each such admission. Schedule A hereto reflects the Membership Interest of each Class A and/or Class B Member based on the original Capital Contributions being made by the Class A and/or Class B Members. Schedule A shall be amended from time to time by the Class M Member to reflect changes in Membership Interests resulting from the admission of additional or substitute Class A and/or Class B Members, the withdrawal of Class A and/or Class B Members or transfers of Company Units, in each case accomplished in accordance with the terms of this Agreement. The combined Membership Interests of all Members shall at all times equal 100%.

(b) *Contingency Reserves*. Of the Member's Capital Contributions, and of the Company's revenues, if any, the Class M Member reserves the right to hold or maintain levels of cash in the Company's accounts, or suspend or impair distributions if deemed necessary in its sole discretion, for costs, expenses, Redemptions, or other costs associated with the Company's assets, administration, obligations, or operations.

3.2. *Capital Accounts*.

(a) A Capital Account shall be maintained for each Member. Each Member's Capital Account shall be credited with the amount of money and the fair market value of property (net of any liabilities secured by such contributed property that the Company assumes or takes subject to) contributed by that Member to the Company; the amount of any Company liabilities assumed by such Member (other than in connection with a distribution of Company property), and such Member's distributive share of Company profits (including tax exempt income). Each Member's Capital Account shall be debited with the amount of money and the fair market value of property (net of any liabilities that such Member assumes or takes subject to) distributed to such Member; the amount of any liabilities of such Member assumed by the Company (other than in connection with a contribution); and such Member's distributive share of Company losses (including items that may be neither deducted nor capitalized for federal income tax purposes).

(b) Notwithstanding any provision of this Agreement to the contrary, each Member's Capital Account shall be maintained and adjusted in accordance with the Code and Regulations, including, without limitation, (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c) and (ii) adjustments required to maintain Capital Accounts in accordance with the "substantial economic effect test" set forth in the Regulations under Internal Revenue Code Section 704(b).

(c) Any Member, including any substitute Member, who shall receive a Membership Interest (or whose Membership Interest shall be increased) by means of a transfer to it of all or a part of the Membership Interest of another Member, shall have a Capital Account that reflects the Capital Account associated with the transferred Membership Interest (or the applicable percentage thereof in case of a transfer of a part of an interest).

3.3. *Allocations and Distributions*.

(a) All items of Company income, gain, loss, deduction, credit or the like for each taxable year shall be allocated among the Members in accordance with this Section 3.3.

(b) Not less often than annually, the Class M Member shall distribute to the Members so much of the Company's revenue, capital, or other disposition of assets as the Class M Member in its discretion may determine are not required for the operation for the Company's business, in accordance with the following sharing arrangement:

    (i) Class A Members shall be entitled to 100% of the Class A's pro rata share of Company distributable net income, up to an amount equal to an accrued 8% per annum on their Capital Contribution calculated from the date their Subscription for Class A Units was accepted (the "Class A Preferred Return") with any excess being allocated 100% to the Class M Member. The Class M Member shall receive 100% of Class A's pro rata share of Company distributable net income above the Class A Preferred Return.

    (ii) Class B Members shall be entitled to 50% of Class B's pro rata share of Company distributable net income and the Class M Member shall receive the remaining 50% of Class B's pro rata share of Company distributable net income.

(c) The Class M Member shall have the right to establish such reserves as it may from time to time determine as necessary or appropriate in connection with the conduct of the Company's business (including reserves for anticipated capital expenses and contingency reserves as described in Section 3.1(b), above, and/or any other costs). Amounts paid to the Class M Member under Article IV of this Agreement shall not be deemed to be distributions for purposes of this Section 3.3(c). All amounts withheld pursuant to the Code or any applicable provision of state, local or foreign tax law with respect to any distribution to an Class A and/or Class B Member shall be treated as amounts distributed to such Class A and/or Class B Member pursuant to this Section 3.3(c) for all purposes of this Agreement.

(d) Losses shall be allocated 100% to the Class A and Class B Members, pro rata.

3.4. *Partnership Representative*. The Class M Member is hereby designated as the "Partnership Representative" for purposes of Sections 6231 of the Code and the Regulations promulgated thereunder. The Partnership Representative is authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings and, in the discretion of the Partnership Representative, to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly advise each Class A and/or Class B Member of any audit proceedings proposed to be conducted with respect to the Company. In the event the Class M Member ceases to be a Member of the Company, a successor Partnership Representative shall be appointed by the remaining Class A and/or Class B Members.

3.5. *Taxation as a Partnership*. It is the intention of the Members that the Company shall be taxed as a "partnership" for federal, state, local and foreign income tax purposes. The Members agree to take all reasonable actions, including the execution of documents, as may reasonably be requested by the Class M Member in order for the Company to qualify for and receive "partnership" treatment for federal, state, local and foreign income tax purposes. No election shall be made by the Company or any Member for the Company to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

3.6. *Fiscal Year*. The fiscal year of the Company shall be the calendar year unless otherwise determined by the Class M Member in their sole discretion.

3.7. **Interest**. No interest shall be paid by the Company on Capital Contributions or on balances in Class A and/or Class B Members' Capital Accounts.

3.8. **No Withdrawal**. No Class A and/or Class B Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account, or to receive any distributions from the Company, except as provided in Section 3.3, Section 6.4 and Article VI hereof.

3.9. **Loans from Members**. Loans by a Member to the Company shall not be considered Capital Contributions. If any Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by it to the capital of the Company, the making of such excess advances shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such excess advances shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company assets in accordance with the terms and conditions upon which such advances are made.

3.10. **Compensation and Reimbursement of Class M Member**.

(a) *Compensation*. The Class M Member and/or its Affiliates shall be entitled to compensation related to such project management, operational, or other contracts as may be entered into from time to time with the Company and/or others.

(b) *Reimbursement for Operational Expenses.* In addition to amounts paid under other Sections of this Agreement, the Class M Member shall be reimbursed at any time and from time to time for all costs and expenses that the Class M Member and their respective affiliates incur on behalf of, or in the management and operation of the business of, the Company to the extent they exceed the Monthly Overhead and Administration, including, but not limited to, that portion of the Class M Member's and their respective affiliates' legal and accounting costs and expenses, telephone, secretarial, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Company's business and allocable to the Company. The Class M Member shall determine the expenses that are allocable to the Company. Such reimbursements shall be in addition to any reimbursement to the Class M Member or their affiliates as a result of the indemnification provided under Section 4.7 of this Agreement.

(c) *Reimbursement for Travel and Associated Expenses.* In addition to amounts paid under other Sections of this Agreement, the Class M Member shall be reimbursed for travel and associated expenses in connection with the Company's business. The Class M Member shall determine the expenses that are allocable to the Company. Such reimbursements shall be in addition to any reimbursement to the Class M Member or their affiliates as a result of the indemnification provided under Section 4.7 of this Agreement.

3.11. **Records and Accounting**. The Class M Member shall keep or cause to be kept appropriate books and records with respect to the Company's business which shall at all times be kept at the principal office of the Company or such other office or offices as the Class M Member may designate for such purpose. The books of the Company shall be maintained for financial reporting purposes on the accrual basis or on a cash basis, as the Class M Member shall determine in their sole discretion. The Class M Member, on its own initiative or upon request by an Class A and/or Class B Member, may cause to be prepared and furnish financial statements of the Company on a quarterly or annual basis to the Class A and/or Class B Members. The Class M Member shall also be responsible for causing the preparation and distribution to all Class A and/or Class B Members of all reasonably required tax reporting information.

ARTICLE IV

MANAGEMENT AND OPERATION OF THE BUSINESS

4.1. **Management**.

(a) *Class M Member*. The business of the Company will be managed by the Class M Member who may exercise all the powers as managers of a limited liability company under the Act, except as otherwise provided by law, including the appointment of other lesser managers and officers by way of delegated authority.

(b) *Additional Managers*. Additional managers may be appointed or removed from time to time at the consent of the Class M Member.

(c) *Powers and Duties of the Class M Member*. In addition to the powers now or hereafter granted to a manager of a limited liability company under the Act or that are granted to Managers under any other provision of this Agreement (but subject to any required Consents of Class A and/or Class B Members as herein provided), the Class M Member shall have full power and authority to do all things deemed necessary or desirable by them to conduct the business of the Company, including, without limitation: (i) the determination of the activities in which the Company will participate; (ii) the making of any expenditures, the borrowing of money, the guaranteeing of indebtedness and other liabilities, the issuance of evidences of indebtedness, and the incurrence of any obligations they deem necessary or advisable for the conduct of the activities of the Company, including the payment of compensation and reimbursement to the Class M Member and their respective affiliates under Section 3.10 of this Agreement; (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company; (iv) the use of the assets of the Company (including, without limitation, cash on hand) for any Company purpose on any terms they consider appropriate, including, without limitation, the financing of operations of the Company, the lending of funds to other Persons, and the repayment of obligations of the Company; (v) the admission of additional or substitute Members; (vi) the negotiation, execution, and performance of any contracts that they consider desirable, useful, or necessary to the conduct of the business or operations of the Company or the implementation of the Class M Member's powers under this Agreement; (vii) the distribution of Company cash or other assets; (viii) the selection, hiring, and dismissal of employees (who may be designated as officers of the Company), attorneys, accountants, engineers, architects, geologists, bankers, brokers, consultants, contractors, agents, and representatives and the determination of their compensation and other terms of employment or hiring (including the adoption of pension or welfare plans); (ix) the maintenance of such insurance for the benefit of the Company as they deem necessary or desirable; (x) the repurchase or Redemption of the Membership Interest of an Class A and/or Class B Member; (xi) the formation of any further limited liability companies, joint ventures, or other relationships that they deem desirable and the contribution to such entities or ventures of assets and properties of the Company; (xii) the control of any matters affecting the rights and obligations of the Company, including the conduct of any litigation, the incurring of legal expenses, and the settlement or confession of claims, suits or judgments; (xiii) the selection of properties to be acquired and/or developed by the Company; and (xiv) the acquisition, owning, holding for investment, developing, marketing, maintenance, operation, improvement, selling, or leasing of one or more senior assisted living facilities or interests therein and the engagement of the Company in any and all general and incidental activities related thereto and necessary for the operation of such activities for profits or losses. Unless appointed to the Class M Member by the Class M Member, Class A and/or Class B Members shall have no right of control over the business and affairs of the Company.

4.2. **Reliance by Third Parties**. Notwithstanding any other provision of this Agreement to the contrary, no lender or purchaser or other Person, including any purchaser of property from the Company or any other Person dealing with the Company, shall be required to verify any representation by the Class M Member as to its authority to encumber, sell, or otherwise use any assets or properties of the Company, and any such lender, purchaser or other Person shall be entitled to rely exclusively on such representations, and shall be entitled to deal with, the Class M Member as if it were the sole party in interest therein, both legally and beneficially. Each Member hereby waives any and all defenses or other remedies that may be available against any such lender, purchaser or other Person to contest, negate, or disaffirm any action of the Class M Member in connection with any such financing, sale or other transaction. In no event shall any Person dealing with the Class M Member or its representative with respect to any business or property of the Company be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Class M Member or its representative; and every contract, agreement, deed, mortgage, security agreement, promissory note, or other instrument or document executed by a majority of the Class M Member or its duly authorized representative with respect to any business or property of the Company shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof this Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company and (iii) the Class M Member or its representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company.

4.3. ***Outside Activities; Conflicts of Interest***. The Company's Managers and its Class M Member or any affiliate thereof and any director, officer, employee, agent or representative of the Class M Member or any affiliate thereof shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. Neither the Company nor any of the Class A and/or Class B Members shall have any rights by virtue of this Agreement or the Membership relationship created hereby in any business ventures of the Class M Member, any affiliate thereof, or any manager, director, officer, employee, agent or representative of a Class M Member or any affiliate thereof. The Class M Member shall only devote such part of its time to the affairs of the Company as is reasonably necessary for the conduct of the Company's business provided, however, that it is expressly understood and agreed that (i) the Class M Member and the individual members of the Class M Member of Managers intend to and shall have the right to delegate management authority for the Company pursuant to management, operating or other agreements and (ii) the Class M Member and the individual members of the Class M Member shall not be required to devote their entire time or attention to the business of the Company.

4.4. ***Resolution of Conflicts of Interest***. Unless otherwise expressly provided in this Agreement (i) whenever a conflict of interest exists or arises between a Manager, the Class M Member or any of its affiliates, on the one hand, and the Company or any Member, on the other hand, or (ii) whenever this Agreement provides that a Manager or the Class M Member or the Class M Member shall act in a manner that is, or provide terms that are, fair and reasonable to the Company or any Member, the Class M Member shall resolve such conflict of interest, take such action, or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction, or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, any applicable generally accepted accounting practices or principles and such other factors as the Class M Member deems appropriate in their discretion, and, in, the absence of bad faith by a Manager, the Class M Member or the Class M Member, the resolution, action, or terms so made, taken, or provided by the Class M Member shall not constitute a breach of this Agreement or a breach of any standard of care or duty imposed herein or under the Act or any other applicable law, rule, or regulation. Without limitation of the foregoing, whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any person, the fairness and reasonableness of such transaction, arrangement or resolution shall be considered on the whole in the context of all similar or related transactions, and in the context of all transactions, relationships and arrangements between or among the relevant Persons or their respective affiliates.

4.5. ***Reliance by the Class M Member***.

    (a) The Class M Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

    (b) The Class M Member may consult with legal counsel, accountants, appraisers, management consultants, architects, engineers, geologists, brokers, investment bankers, and other consultants and advisers selected by them, and any opinion of any such Person as to matters which the Class M Member believe to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Class M Member hereunder in good faith and in accordance with such opinion.

4.6. ***Loans; Contracts with Affiliates***.

    (a) The Class M Member or any affiliate of the Class M Member may lend to the Company funds needed or desired by the Company for such periods of time as the Class M Member may determine; provided, that the Class M Member or affiliate may not charge the Company interest, points or fees at rates greater than the rates that would be charged the Company (without recourse to its Members' financial abilities or guarantees) by unrelated lenders on comparable loans. The Company shall reimburse any Class M Member making a loan to the Company, or any affiliate, for any costs (other than interest) incurred by it in connection with the borrowing of funds obtained by the Class M Member or such affiliate and loaned to the Company.

(b) The Company may loan to the Class M Member, any Affiliate thereof or to other Persons funds needed or desired by such persons; provided, however, the Company receives interest, points and/or fees at rates and on terms that would be charged by unrelated lenders on comparable loans.

(c) The Class M Member may itself, or may enter into any arrangement with any of its affiliates to, render services for the Company.

(d) The Class M Member, or any Affiliate thereof, may sell, transfer or convey any property to, or purchase any property from, the Company.

4.7. *Indemnification*.

(a) To the fullest extent permitted by law, each Indemnitee shall be indemnified and held harmless by the Company from and against any and all losses, damages, liabilities, expenses (including legal fees and disbursements), judgments, fines, settlements and all other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of its status as (i) a member of the Class M Member of Directors, the Class M Member or an affiliate thereof, (ii) an officer, director, employee, agent, trustee, partner, manager, member or shareholder of a Class M Member or an affiliate thereof or (iii) a person serving at the request of the Company in another entity in a similar capacity, if the Indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct to be unlawful; provided that no Indemnitee shall be entitled to indemnification if it shall be finally determined by a court of competent jurisdiction that such Indemnitee's act or omission constituted willful misconduct or gross negligence. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 4.7 shall be made only out of the assets of the Company.

(b) Expenses (including legal fees and disbursements) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 4.7.

(c) The indemnification provided by this Section 4.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in the indemnified capacity and shall inure to the benefit of the heirs, successors, assigns and legal representatives of an Indemnitee.

(d) The Company may purchase and maintain insurance, on behalf of the Class M Member, the Class M Member and/or such other Persons as the Class M Member shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company's activities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) An Indemnitee shall not be denied indemnification in whole or in part under this Section 4.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(f) The provisions of this Section 4.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and legal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

4.8. *Liability of Indemnitees*.

(a) No Indemnitee shall be liable to the Company or any other Member for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith and in a manner reasonably believed by the Indemnitee to be in, or not opposed to, the best interests of the Company, or for errors of judgment, neglect or omission; provided, however, that an Indemnitee shall be liable for its willful misconduct or gross negligence.

(b) Any member of the Class M Member or the Class M Member may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents or representatives, and shall not be responsible for any misconduct or negligence on the part of any agent or representative appointed by them in good faith.

ARTICLE V

RIGHTS AND OBLIGATIONS OF CLASS A MEMBERS

5.1. *Liability of Class A and/or Class B Members*. No Class A and/or Class B Member, in such capacity, shall have any personal liability for the debts and obligations of the Company, except as provided in this Agreement or the Act.

5.2. *No Participation in Management*. No Class A and/or Class B Member, in his or her capacity as an Class A and/or Class B Member, shall take part in the operation, management or control of the Company's business, transact any business for or on behalf of the Company or have any power to execute documents for or otherwise act for or bind the Company.

5.3. *Outside Activities*. Except as provided by Section 5.9 hereof, any Class A and/or Class B Member shall be entitled to and may have business interests and engage in business activities outside those relating to the Company. Neither the Company nor any of the other Members shall have any rights by virtue of this Agreement in or with respect to any business ventures of any other Member outside those of the Company.

5.4. *Withdrawal of Capital*. No Class A and/or Class B Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon dissolution as provided herein.

5.5. *Inspection Rights*.

(a) Each Class A and/or Class B Member shall have the right, for a purpose reasonably related to such Class A and/or Class B Member's own personal interest, subject to such reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense, including concerns involving privacy) as may be adopted by the Class M Member, to obtain from the Class M Member from time to time upon reasonable demand:

(i) true and full information regarding the status of the business and financial condition of the Company;

(ii) properly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

(iii) a copy of this Agreement and the Articles of Organization and all amendments thereto; and

(iv) such other information regarding the affairs of the Company as is just and reasonable.

(b) Notwithstanding the provisions of Section 5.5(a), the Class M Member may keep confidential from the Class A and/or Class B Members for such period of time as the Class M Member deems reasonable any information that the Class M Member reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Class M Member in good faith believes is not in the best interests of the Company or which the Company is required by law or by agreement to keep confidential.

5.6. *Consent Rights of Class A and/or Class B Members*.

(a) The Class A and/or Class B Members shall have the right to Consent with respect to the following matters, which matters shall not be engaged in or taken by the Company or the Class M Member unless the requisite Consent of the Class A and/or Class B Members is obtained:

    (i) any dilution of their Membership Interest subsequent to the closing of the Offering;

    (ii) a conversion by the Class M Member of its Membership Interest in excess of the limitations provided in Section 6.2(b); or

    (iii) consent to the continuation of the Company without dissolution and to the appointment of a successor Class M Member as provided in Section 7.1(b).

(b) Except as referenced in Section 5.6(a), the Class A and/or Class B Members shall not have any right to vote or otherwise grant or withhold Consent a with respect to Company matters.

(c) Notwithstanding any provision of this Agreement to the contrary, no Consent shall be required in connection with a transfer made pursuant to Section 6.2(b) of this Agreement.

5.7. ***Effect of Bankruptcy, Death or Incompetency of the Class M Member***. The bankruptcy, death, dissolution, termination or adjudication of incompetency of the Class M Member shall not cause the dissolution or termination of the Company and the business of the Company shall continue. Upon any such occurrence, the legal representative of such Class M Member shall have the rights of such Class M Member for the purpose of settling its estate or property, and such power as the Class M Member possessed to transfer its Membership Interest. The transfer by any such legal representative of any Membership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if made by the bankrupt, deceased, dissolved, terminated or incompetent Class M Member.

5.8. ***Confidentiality; Non-Circumvention***. The Class A and/or Class B Members shall be legally bound to the non-disclosure of information obtained directly or indirectly from the Class M Member, its agents or affiliates, regarding the business of the Company and shall not disclose to any third party any information regarding the same without written consent from the Class M Member. The Class A and/or Class B Members further agree not to circumvent, avoid, bypass, obviate or compete with the Company or the Class M Member in the pursuit of the business purpose of the Company, directly or indirectly, without obtaining a mutually agreed written waiver from the Class M Member, for a period of two (2) years following the date the Class A and/or Class B Member is admitted to the Company as a Member. The Class A and/or Class B Members further agree that the Company and/or Class M Member shall be immediately and irreparably harmed by the violation of any of the foregoing provisions and that damages the Company and/or Class M Member will suffer may be difficult or impossible to measure. Therefore, upon any threatened, actual or impending violation of this Section of the Agreement, the Company and/or Class M Member shall be entitled to the issuance of a restraining order, preliminary and permanent injunction, without bond, restraining or enjoining such alleged violation by an Class A and/or Class B Member or such Member's agent's or representatives or any other person in receipt of information disclosed in violation of this Section of the Agreement. Such remedy to the Class M Member or Company shall be in addition to and not in limitation of any other remedy which may otherwise be available at law or in equity in the event of any breach of the provisions of this Section of the Agreement. No failure or delay by the Class M Member or Company in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof of any right, power, or privilege hereunder.


ARTICLE VI

TRANSFERS OF INTERESTS; WITHDRAWALS


6.1. ***Transfer***.

(a) The term "transfer", when used in this Article VI or elsewhere in this Agreement with respect to a Membership Interest, shall mean the sale, assignment, transfer, pledge, encumbrance, hypothecation, exchange, gift or other disposition of all or any portion of a Membership Interest, or any interest therein (including a transfer occurring by operation of law).

(b) No Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VI. Any transfer or purported transfer of a Membership Interest not made in accordance with this Article VI shall be null and void.

6.2. ***Transfers by the Class M Member***.

(a)   The Class M Member may transfer all or any part of the Membership Interest held by it as Class M Member. Any proposed transferee of all or any part of the interest of a Class M Member shall, except as provided in Section 6.2(b) of this Agreement, below, as a condition to such transfer, agree to become an additional or successor Class M Member of the Company. In connection with such transfer, such additional or successor Class M Member shall execute a counterpart of this Agreement, evidencing its agreement to serve as Class M Member and to be bound by all of the terms and conditions hereof. Such transferee shall be deemed to be admitted as an additional or successor Class M Member immediately prior to the effective time of the subject transfer, and, together with all remaining Class A and/or Class B Members, shall continue the business of the Company without dissolution. The Class M Member shall cause the Articles of Organization to be amended to reflect the admission of the new Class M Member and, as may be applicable, the withdrawal of the prior Class M Member by reason of a transfer of its entire Membership Interest as Class M Member.

(b)   The Class M Member may, at any time, convert part but not all of its Class M Membership Interest in the Company into a Non-Class M Membership Interest and assign and transfer the same to a non-managing Person. However, in no case shall the Class M Member convert all of its 25% Class M Membership Interest in the Company into Non-Class M Membership Interest.

6.3. ***Withdrawal or Removal of the Class M Member***.

(a) The Class M Member covenants and agrees that it will not voluntarily withdraw as Class M Member of the Company for the term of the Company, subject to its right to transfer its Membership Interest as Class M Member pursuant to Section 6.2.

(b) The Class M Member may be removed, and a successor Class M Member elected, if and only if (i) a court of competent jurisdiction finds the Class M Member to be guilty of a criminal act or to have committed a willfully fraudulent act; and (ii) a Unanimous Vote is obtained for such removal. In order to be valid, any such action for removal of the Class M Member must be taken within forty-eight (48) hours of entry of final judgment and must also provide for the election of a successor Class M Member. Such removal shall be deemed effective immediately subsequent to the admission of the successor Class M Member. Such successor Class M Member, together with all then remaining Class A and/or Class B Members, shall continue the Company without dissolution. Further, such successor Class M Member shall execute a counterpart of this Agreement, evidencing its agreement to serve as Class M Member and to be bound by all of the terms and conditions hereof, and the Class M Member shall cause the Articles of Organization to be amended to reflect the admission of the successor Class M Member and the removal of the prior Class M Member. The successor Class M Member shall also make the payment to the removed Class M Member required under Section 6.3(c).

(c) The removed Class M Member shall, in respect of its former Membership Interest as Class M Member which shall be succeeded to by the successor Class M Member, promptly receive from its successor in exchange for its Membership Interest as Class M Member an amount in cash equal to the fair market value of the removed Class M Member's Membership Interest, determined as of the effective date of removal. The removed Class M Member shall, as of the effective date of its removal, cease to share in any allocations or distributions with respect to its Membership Interest. For purposes of this Section 6.3(c), the fair market value of the removed Class M Member's Membership Interest shall be determined by agreement between the removed Class M Member and its successor or, failing agreement within thirty (30) days after the effective date of removal, by an independent appraiser or other independent expert selected by the removed Class M Member and its successor. If such parties cannot agree upon one independent appraiser or other independent expert within forty-five (45) days after the effective date of removal, then both the removed Class M Member and its successor shall have independent appraisals conducted at their own expense. Such appraisals shall then be averaged together to determine the amount to be paid by the successor Class M Member. In making their determination, such appraiser(s) or other independent expert shall consider the value of the Company's assets and such other factors as it may deem relevant. The expense of engaging the independent appraiser(s) or other independent expert that determines fair market value shall be borne one-half by the Company and one-half by the removed Class M Member.

6.4. ***Event of Withdrawal of the Class M Member***.

(a) Upon the occurrence of an Event of Withdrawal of the Class M Member, but excluding a withdrawal of the Class M Member in connection with a permitted transfer under Section 6.2, such Person shall cease to be the Class M Member and the Membership Interest held by it as Class M Member shall be deemed redeemed by the Company simultaneously with the occurrence of the withdrawal. The withdrawing Class M Member shall be entitled to receive the fair value of its redeemed Membership Interest, determined in the same manner as referenced in Section 6.3(c); provided that references in Section 6.3(c) to the removed Class M Member shall be deemed references to the withdrawn Class M Member and references to the successor Class M Member shall be deemed references to the Company; and provided, further, that if the withdrawal was in violation of this Agreement, the redemption price of the withdrawn Class M Member's Membership Interest will equal eighty percent (80%) of the fair market value thereof.

(b) If at the time of the withdrawal of the Class M Member as referenced in Section 6.4(a) the withdrawn Class M Member was not the sole Class M Member, then the remaining Class M Member shall continue the business of the Company without dissolution. If, on the other hand, the withdrawn Class M Member was the sole remaining Class M Member, then the Company shall dissolve unless the Class A and/or Class B Members elect to continue the business of the Company with a successor Class M Member as provided in Section 7.1(b).

6.5. ***Transfers by Class A and/or Class B Members***.

(a) No Class A and/or Class B Member shall transfer all or any part of its Membership Interest without the prior written consent of the Class M Member. The Class M Member will not consent to any such transfer if the effect of the same, when taken together with other transfers of Membership Interests during the preceding twelve (12) months, would be to cause the Company to terminate within the meaning of Section 708 of the Code, or if in the opinion of the Class M Member, such transfer would require registration of Membership Interests under federal or securities laws of applicable jurisdictions or would result in a violation of federal or securities laws of applicable jurisdictions (including investment suitability standards).

(b) No transferee of all or any part of the Membership Interests of an Class A and/or Class B Member shall be admitted to the Company as a substitute Class A and/or Class B Member unless: (i) the Class M Member have consented to such substitution, the granting or denial thereof to be within the sole discretion of the Class M Member; (ii) the transferee has executed a counterpart of this Agreement and such other instruments as the Class M Member deem necessary or appropriate to confirm the undertaking of such transferee to be bound by all of the terms and provisions of this Agreement; (iii) all expenses, including attorneys' fees, incurred by the Class M Member or the Company in connection with the subject transfer shall have been paid or reimbursed by the transferor or transferee; (iv) the Company shall have been provided with a copy of the written instrument of transfer; and (v) the Class M Member shall have caused the transferee's admission as a substitute Class A and/or Class B Member to be reflected in the records of the Company. A transferee that is not admitted as a substitute Class A and/or Class B Member shall have only the economic rights of an assignee as provided in the Act, and such transferee shall not otherwise possess or have the right to exercise any of the rights of an Class A and/or Class B Member hereunder or under the Act.

6.6   *Withdrawal of an Class A and/or Class B Member*. No Class A and/or Class B Member shall have the right to withdraw from the Company prior to the dissolution and winding up of the Company, except in connection with a permitted transfer of its entire Membership Interest.

6.7   *Redemption*. Unit holders may only withdraw their Capital Contribution to the Company after twelve (12) months have passed since their initial Capital Contribution and provided a written request therefor (a "Redemption Request") is delivered to the Class M Member at least 90 days prior to the date of redemption. Notwithstanding this policy, the Class M Member may postpone or deny any withdrawal or redemption request in light of market conditions, the timing of the Company's investments, or for any other reason in the Class M Member's sole discretion. The Company may also redeem Units on any terms as may be deemed acceptable to the parties.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.1. *Dissolution*.

(a) Subject to Section 7.1(b), the Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

   (i)   Unless otherwise determined prudent by the Class M Member, the Class M Member's decision to sell all, or substantially all, of the Company's assets or the decision of the Class M Member to cause the Company's participation in a Roll-Up transaction;

   (ii)   a Unanimous Vote to remove the Class M Member without appointing a successor; or

   (iii)   the occurrence of an Event of Withdrawal of the Class M Member (other than by reason of a transfer pursuant to Section 6.2 or any Event of Withdrawal of Class M Member in a circumstance where this Agreement provides for the continuation of the business of the Company without dissolution).

(b) Notwithstanding the provisions of 7.1(a)(iii), the Company shall not be dissolved upon the occurrence of an event described in such subsection if, within ninety (90) days after such event, a Majority in Interest of the Class A and/or Class B Members (or such larger group or percentage of Class A and/or Class B Members as required by law) agree in writing to continue the business of the Company and to the appointment, effective as of the date of withdrawal of the withdrawn Class M Member, of a successor Class M Member. In the event the business of the Company is continued without dissolution upon the occurrence of an Event of Withdrawal of Class M Member as described in this Section 7.1(b), then the Membership Interest of the withdrawn Class M Member shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

7.2. ***Liquidation***. Upon dissolution of the Company, the Class M Member, or if there is no remaining Class M Member, then such Person as is appointed by the Consent of a Majority in Interest of Class A and/or Class B Members (the remaining Class M Member or Class A and/or Class B Members or such other Person conducting the liquidation of Company assets being referred to as the "Liquidator") shall liquidate the Company's assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator. The terms of this Agreement shall continue to govern the rights and obligations of the Class A and/or Class B Members and the conduct of the Company business during the period of winding up the Company affairs. The Liquidator, if other than the Class M Member, shall have and may exercise, without further authorization or consent of Class A and/or Class B Members, all of the powers conferred upon the Class M Member under the terms of this Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(a) to creditors, including Class A and/or Class B Members who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or by the establishment of reserves of cash or other assets of the Company for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Class A and/or Class B Members and former Class A and/or Class B Members under applicable provisions of the Act;

(b) to Class A and/or Class B Members and former Members in satisfaction of liabilities for distributions under applicable provisions of the Act; and

(c) to the Class A and/or Class B Members in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Company assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

7.3. ***Distribution in Kind***. Notwithstanding the provisions of Section 7.2 which require the liquidation of the assets of the Company, if on dissolution of the Company the Liquidator determines that a prompt sale of part or all of the Company's assets would be impractical or would cause undue loss to the value of Company assets, the Liquidator may defer for a reasonable time (up to three (3) years) the liquidation of any assets, except those necessary to timely satisfy liabilities of the Company (other than those to Class A and/or Class B Members), and/or may distribute to the Class A and/or Class B Members, in lieu of cash, as tenants in common undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such in-kind distributions shall be made in accordance with the priorities referenced in Section 7.2 as if cash equal to the fair market value of the distributed assets were being distributed. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any joint operating agreements or other agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable methods of valuation as it may adopt.

7.4. ***Cancellation of Articles of Organization***. Upon the completion of the distribution of Company property as provided in Sections 7.2 and 7.3, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Articles of Organization and all qualifications of the Company as a limited liability company and shall take such other actions as may be necessary to terminate the Company.

7.5. ***Return of Capital***. No Manager or Class M Member shall be liable for the return of the Capital Contributions of the other Class A and/or Class B Members, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.

7.6. ***Waiver of Partition***. Each Class A and/or Class B Member hereby waives any rights to partition of the Company's property.

ARTICLE VIII

AMENDMENT OF AGREEMENT;

MEETINGS; RECORD DATES; CONSENTS

8.1. ***Amendments to be Adopted Solely by Class M Member***. The Class M Member, without need for the Consent of any Class A and/or Class B Member, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file, and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Company, the registered office or registered agent of the Company, or the location of the principal place of business of the Company;

(b) the admission, substitution or withdrawal of Class A and/or Class B Members in accordance with this Agreement;

(c) a change that the Class M Member has determined is necessary or appropriate (i) to qualify or register, or continue the qualification or registration of, the Company as a limited liability company (or a partnership in which the Class A and/or Class B Members and the Class M Member have limited liability) under the laws of any jurisdiction or (ii) to ensure that the Company will not be treated as an association taxable as a corporation for federal, state, local or foreign income tax purposes; or

(d) a change that (i) the Class M Member have determined is desirable and in the interests of the Company and the Class A and/or Class B Members as a whole and that does not adversely affect the Class A and/or Class B Members in any material respect, or (ii) is necessary or desirable in the opinion of the Class M Member to satisfy any requirements, conclusions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

8.2. ***Amendment Procedures***. Except as provided in Sections 8.1 and 8.3 of this Agreement, all amendments to this Agreement shall be adopted in accordance with the following requirements: (i) amendments to this Agreement may be proposed only by the Class M Member; (ii) if an amendment is proposed, the Class M Member shall seek the Consent of the requisite Membership Interests of the Class A and/or Class B Members; (iii) a proposed amendment shall be effective upon its approval by the Class M Member and a Majority in Interest of the Class A and/or Class B Members unless a greater percentage is required by this Agreement; and (iv) the Class M Member shall notify all Class A and/or Class B Members upon final adoption of any such proposed amendment.

8.3. ***Special Amendment Requirements***. Notwithstanding the provisions of Sections 8.1 and 8.2 of this Agreement, no provision of this Agreement that establishes a percentage of the Class A and/or Class B Members required to take any action shall be amended in any respect that would have the effect of reducing such Consent requirement, unless such amendment is approved by Consent of Class A and/or Class B Members whose aggregate Membership Interests constitute not less than the voting requirement sought to be reduced. This Section 8.3 shall only be amended with the approval of the Class M Member and a Unanimous Vote.

8.4. ***Meetings***. The Class M Member may call a meeting of the Class A and/or Class B Members at any time to consider any matter on which the Class A and/or Class B Members are entitled to Consent pursuant to the terms of this Agreement or the Act. Class A and/or Class B Members owning greater than fifty percent (50%) of the Membership Interests held by all Class A and/or Class B Members may also call a meeting by delivering to the Class M Member a request in writing stating that the signing Class A and/or Class B Members desire to have a meeting of Class A and/or Class B Members called with respect to a matter upon which Class A and/or Class B Members have the right to Consent and indicating the specific purposes for which the meeting is to be called. Class A and/or Class B Members requesting a meeting shall specify the Class A and/or Class B Members and their respective Membership Interests on whose behalf the Class A and/or Class B Members are exercising the right to call a meeting and only those specified Class A and/or Class B Members and Membership Interests shall be counted for the purpose of determining whether the required percentage of Class A and/or Class B Members set forth in the proceeding sentence has been met. A meeting, whether called by the Class M Member at their volition or upon the request of Class A and/or Class B Members, shall be held at a time a place determined by the Class M Member on a date not more than sixty (60) days after the mailing of notice of the meeting. Notice of a meeting which is requested by Class A and/or Class B Members shall be mailed within thirty (30) days after receipt by the Class M Member of such request (or such longer period as reasonably may be required for the Class M Member to comply with the requirements of any applicable securities laws).

8.5. ***Voting Procedures***.

(a) For purposes of determining the Class A and/or Class B Members entitled to notice of or to vote at a meeting of the Class A and/or Class B Members or to give Consents without a meeting as provided in Section 8.7, the Class M Member may set a Record Date which, in the case of a meeting, shall not be less than ten (10) days nor more than sixty (60) days before the date of the meeting.

(b) Any Class A and/or Class B Member shall be entitled to vote at a meeting in person or by proxy. The Class M Member may establish policies regarding the period of time for which a proxy may be valid, the manner of executing or otherwise granting proxies, the manner for delivery of proxies and like matters. Except as otherwise determined pursuant to policies adopted by the Class M Member, the law of the State of Georgia pertaining to the validity and use of corporate proxies shall govern the validity and use of proxies given by Class A and/or Class B Members.

(c) Any Class A and/or Class B Member may waive the requirement of the regular call and notice of meetings, or any other Consent requirement, whether before or after the meeting is held or the Consent given.

(d) The Class M Member shall have full power and authority concerning the manner of conducting any meeting of the Class A and/or Class B Members or solicitations of Consents in writing, including, without limitation, the determination of persons entitled to vote, the existence of a quorum, the conduct of voting or the manner of solicitation of Consents, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or the written Consent solicitation process. The Class M Member may designate a person to serve as chairman of any meeting and a person to take the minutes of any meeting, in either case, including, without limitation, a partner, member, manager, director or officer of a Class M Member. The Class M Member may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Class A and/or Class B Members or solicitations of Consents in writing, including regulations regarding the appointment and duties of inspectors of votes and Consents, the submission and examination of proxies and other evidence of the right to vote, and the giving or revocation of Consents in writing.

8.6. ***Quorum; Adjournments***. A Majority in Interest of the Class A and/or Class B Members represented in person or by proxy shall constitute a quorum at a meeting of Class A and/or Class B Members; provided that any action requiring approval of a specified vote of Class A and/or Class B Members hereunder shall require at least such specified affirmative vote. In the absence of a quorum, any meeting of Class A and/or Class B Members may be adjourned from time to time by the affirmative Consent of Class A and/or Class B Members who are holders of a majority of the Membership Interests represented either in person or by proxy. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article VIII.

8.7. **Action Without a Meeting**. Any action that may be taken at a meeting of the Class A and/or Class B Members may be taken without a meeting if Consents in writing setting forth the action so taken are signed by Class A and/or Class B Members who are record holders of not less than the minimum Membership Interests that would be necessary to authorize or take such action at a meeting at which all the Class A and/or Class B Members were present and voted. Prompt notice of the taking of action without a meeting shall be given to all Class A and/or Class B Members who have not consented in writing. Whether Consents are solicited by or on behalf of the Class M Member or by any other Person, the Class M Member may specify that any written ballot submitted to Class A and/or Class B Members for the purpose of taking any action without a meeting shall be returned to the Company within the time, not less than fifteen (15) calendar days, specified by the Class M Member. Further the Class M Member in any such circumstance may identify a Record Date for determining Class A and/or Class B Members entitled to consent in writing. If Consent to the taking of any action by the Class A and/or Class B Members is solicited by any Person other than by or on behalf of the Class M Member, the written Consents shall have no force and effect unless and until (i) they are deposited with the Company in care of the Class M Member and (ii) such person shall have coordinated such solicitation with the Class M Member so that the Class M Member shall have had the opportunity to make determinations of policies, regulations, procedures, Record Dates and the like with respect to such solicitation and such matters shall have been complied with (it being understood that such actions by the Class M Member shall be taken in a timely manner and shall be exercised in the interest of the Company and the Class A and/or Class B Members for the purpose of achieving the orderly and balanced conduct of a Consent solicitation process).

ARTICLE IX

GENERAL PROVISIONS

9.1. **Addressees and Notices**. Any notice, demand, request or report required or permitted to be given or made to an Class A and/or Class B Member under this Agreement shall be in writing and shall be delivered in person, by first class mail, by e-mail to the e-mail address of such Class A and/or Class B Member in the Company's records, by nationally recognized overnight courier or by registered or certified mail, return receipt requested, to the Class A and/or Class B Member at his address as shown on the records of the Company (regardless of any claim of any Person who may have an interest in any Membership Interest by reason of an assignment or otherwise). It is the express obligation of all Members to ensure that the Company has valid and current addresses on file for notice purposes. Neither the Company nor its Affiliates may be held liable for returned or undelivered communications.

9.2. **Titles and Captions**. All article and section titles and captions in this Agreement are for convenience only, shall not be deemed part of this Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

9.3. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

9.4. **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

9.5. **Integration**. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

9.6. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any covenant, agreement, term or condition. Any Class A and/or Class B Member by an instrument in writing may, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Class A and/or Class B Member, but no waiver shall be effective unless in writing and signed by the Class A and/or Class B Member making such waiver. No waiver shall affect or alter the remainder of the terms of this Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach.

9.7. **Counterparts**. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

9.8. **GEORGIA LAW APPLICABLE**. ALL MATTERS IN CONNECTION WITH THE POWER, AUTHORITY AND RIGHTS OF THE MEMBERS AND ALL MATTERS PERTAINING TO THE OPERATION, CONSTRUCTION, INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT SHALL BE GOVERNED AND DETERMINED BY THE INTERNAL LAWS OF THE STATE OF GEORGIA, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS.

9.9. **GEORGIA JURISDICTION**. EACH MEMBER (A) HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF GEORGIA IN FULTON COUNTY OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF GEORGIA FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT WHICH IS BROUGHT BY OR AGAINST THE COMPANY OR ANY MEMBER, (B) HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND (C) TO THE EXTENT THAT IT HAS ACQUIRED, OR HEREAFTER MAY ACQUIRE, ANY IMMUNITY FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS THEREIN, HEREBY WAIVES SUCH IMMUNITY TO THE FULLEST EXTENT PERMITTED BY LAW. EACH MEMBER HEREBY WAIVES, AND HEREBY AGREES NOT TO ASSERT, IN ANY SUCH SUIT, ACTION OR PROCEEDING, IN EACH CASE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, (ii) IT IS IMMUNE FROM ANY LEGAL PROCESS, (iii) ANY SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, (iv) VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR (v) THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH MEMBER AGREES THAT PROCESS AGAINST IT IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING FILED IN ANY SUCH REFERENCED COURT ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY BE SERVED ON IT, BY MAILING THE SAME TO SUCH MEMBER BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH MEMBER AT ITS ADDRESS FOR NOTICES UNDER THIS AGREEMENT, WITH THE SAME EFFECT IN EITHER CASE AS THOUGH SERVED UPON SUCH PERSON PERSONALLY.

9.10. **Invalidity of Provisions**. If any provision of this Agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable or void, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

9.11. **Incorporation by Reference**. This Agreement has been executed by the Class A and/or Class B Members set forth on Schedule A by the signing of the Subscription Agreement as set forth in the Memorandum. It is agreed that the executed copy of such Subscription Agreement may be attached to an identical copy of this Agreement together with the Subscription Agreements which may be executed by other Class A and/or Class B Members, all of which shall be incorporated into this Agreement as if fully set forth herein.

9.12. **Ratification**. The Class A and/or Class B Member whose signature appears upon a true and correct copy of the Subscription Agreement as set forth in the Memorandum is hereby deemed to have specifically adopted, approved, and agreed to be legally bound by every provision in this Agreement.

9.13. **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated into this Agreement by reference.

* * * * *

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SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

CLASS M MEMBER:

12 Spies Management LLC
a Georgia limited liability company

By: _____   Date: October 21, 2021
James Spence Jr.
Principal

CLASS A AND/OR CLASS B MEMBERS:

All Class A and/or Class B Members now and hereafter admitted as Class A and/or Class B Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Class M Member.

By: 12 Spies Management LLC
a Georgia limited liability company
as Agent

By: _____   Date: October 21, 2021
James Spence Jr.
Principal

EXHIBIT D

SUBSCRIPTION AGREEMENT

T-O-R-C INVESTMENTS, LLC
3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA
Telephone: (470) 419-4700   E-mail: jspencejr@12spiesmanagement.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

TO: T-O-R-C INVESTMENTS, LLC
        3340 Peachtree Road N.E., Suite 1800, Atlanta, Georgia 30326 USA
        Telephone: (470) 419-4700   E-mail: jspencejr@12spiesmanagement.com

FROM: _____
          Full legal name(s) of Subscriber(s)

Ladies and Gentlemen:

    The undersigned ("I", "me", "my", "mine", "Investor" or "Subscriber") hereby subscribes for the Company's Units of:

☐ Class A Membership Interest in the amount of USD $_____

and/or

☐ Class B Membership Interest in the amount of USD $_____

. . . for USD $50,000 per Unit in accordance with the terms of the T-O-R-C INVESTMENTS, LLC (the "Company") Offering Statement dated October 21, 2021, as may be amended and supplemented from time to time (the "Offering Statement"), which Offering Statement is incorporated into this Subscription Agreement by reference as if fully set forth.

    I understand this Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

    To induce your acceptance of my subscription for the Company's above-referenced securities, I hereby make the following representations:

    I have received the Offering Statement and have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and Management.

    I am aware of the high degree of risk of investing in the Company both generally and as more particularly described in the "Risk Factors" portion of the Offering Statement. I understand that I may lose my entire investment.

    I understand that I may not have the opportunity to independently evaluate investments and/or enterprises selected by the Company for acquisition or investment.

    I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using. I (or my representatives) have such knowledge and experience regarding investing and/or financial and business matters sufficient to evaluate the merits and risks of this investment.

    I understand that the Company's securities have not been registered under the Act or any applicable securities laws of applicable jurisdictions, and that no market exists for the Company's securities. I understand that, if my subscription for the Company's securities is accepted by the Company and the Company's securities are sold to me, I cannot sell or otherwise dispose of the Company's securities unless they are registered or exempt under the Act and applicable securities laws of applicable jurisdictions. Consequently, I understand that I must bear the economic risk of the investment for at least 6 to 12 months pursuant to Rule 144 of the Act or possibly for an indefinite period of time.

I understand that the Company has no obligation to register the Company's securities and there is no assurance that the Company's securities will be registered. I understand that the Company will restrict the transfer of Company's securities in accordance with the foregoing representations. I understand that these securities are being bought through a non-registered, exempt Offering.

All the information I have provided to the Company, either in questionnaires or otherwise, is truthful and complete to the best of my knowledge and should any of the information materially change I will immediately provide the Company with updated information. I also hereby consent to exclusively receive information or other communications from the Company at my e-mail address as set forth in my Suitability Questionnaire and to promptly notify the Company if it changes.

If my subscription is accepted, I understand that Company's Securities will be issued to me and the Company will be able to immediately utilize my funds as described in the Offering Statement. I understand since there is a relatively low "Target Offering" or minimum Offering threshold requirement, that if I am one of the initial investors in the Company that I will bear a disproportionate share of the risks described in the "Risk Factors" section of the Offering Statement which Offering Statement is incorporated herein by reference.

I understand from reading the Company's Offering Statement as may be amended and/or supplemented from time to time (the "Offering Statement"), that the Company is offering Units of Class A and/or Class B Membership Interest (the "Units") in the above-referenced Company.

I am aware of the high degree of risk of the Units as described in the "Risk Factors" portion of the Offering Statement.

I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using.

I have received the Offering Statement either in paper or electronic PDF format or both and have read it in its entirety. I also have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and the Class M Member.

I acknowledge that 12 Spies Management, LLC, a Georgia limited liability company, is the Class M Member of the Company. I understand that both the Company's Operating Agreement and Section 18-215 of the LLC Act explicitly provide that the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of that series only, and shall not be enforceable against the assets of the Company generally or any other series.

I understand that they may reject or refund my subscription for any or no reason. The Agreement shall become binding upon the only when accepted, in writing, by the Company. If my subscription is rejected, the funds I have submitted will be returned to me without interest. I understand that I have no right to control or govern the affairs of the other than the right to consent on certain matters as set forth in the Company's Operating Agreement. I understand that the has entered into a sharing arrangement with the Class M Member on terms set forth in the Offering Statement and the Agreement as well as the Company's Operating Agreement. If the accepts my subscription for Units, I agree to be bound by the same.

I do hereby irrevocably constitute and appoint the Class M Member and its duly appointed officers or managers, with power of substitution, as my true and lawful attorney-in-fact, in its name, place and stead, to execute, acknowledge, swear to, and deliver as may be appropriate, on my behalf and file and record in the appropriate public offices and publish, as may be appropriate any and all necessary documents and to carry on any and all business on my behalf in accordance with the stated objectives of the as set forth in the Offering Statement. I further acknowledge that this Power of Attorney shall be irrevocable and deemed to be a power coupled with an interest and shall survive my incapacity or death. I agree to be bound by any representation made by the Class M Member and by any successors thereto, acting in good faith pursuant to this Power of Attorney and in accordance with the Company's objectives, and do hereby waive any and all defenses which may be available to contest, negate or disaffirm the action of the Class M Member and any successors thereto, taken in good faith under this Power of Attorney.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that I have satisfied myself to the full requirements of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within my jurisdiction for the purchase of the Units (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. My subscription and payment for and continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the jurisdiction in which I reside.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that: (1) I am not a U.S. Person as that term is defined in Regulation S promulgated pursuant to the Act; (2) I am purchasing the Units for my own account and not for the account or benefit of a U.S. person; (3) if I sell the Units, I will do so only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and (4) I agree not to engage in hedging transactions with regard to the Units unless in compliance with the Act. With regard to the foregoing, I declare all of these representations to be true under penalty of perjury.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant (a) that I am not a "U.S. Person" (as defined in the Offering Statement); (b) the Units are not being purchased for the account or the benefit of a U.S. Person; (c) at the time the buy order for Units is originated, I will be outside the United States in accordance with Regulation S promulgated under the U.S. Securities Act; (d) I will not enter into any discussions regarding the acquisition of the Units, and am not acquiring the Units, while in the United States; (e) I am acquiring the Units without (i) any directed selling efforts made in the United States by the and/or Company or their management, distributor and/or officers, directors, managers, any of their respective affiliates, or any persons acting on behalf of any of the foregoing, and (ii) any advertisement or publication by the Company or the in violation of Regulation S; (f) any resale of the Units must be made in accordance with Regulation S, as promulgated under the U.S. Securities Act; and (g) I am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act and/or I am an otherwise "sophisticated" investor as described in the Offering Statement. In the event I am "U.S. Person" (as defined in the Offering Statement), I hereby warrant that I (a) initiated discussions with the Company or the relating to the purchase of the Units on an unsolicited basis; (b) did not receive any information regarding such purchase and sale through any general solicitation or general advertising within the meaning of Rule 502 of Regulation D, promulgated under the U.S. Securities Act; and/or (c) am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act (as described in the Offering Statement).

I HEREBY REPRESENT AND WARRANT THAT I EITHER READ AND UNDERSTAND THE ENGLISH LANGUAGE OR HAD THIS AGREEMENT, THE OFFERING STATEMENT, LIMITED LIABILITY COMPANY AGREEMENT, SERIES AGREEMENT, AND ANY OTHER DOCUMENTS RELATED THERETO TRANSLATED BY A TRUSTED ADVISOR INTO A LANGUAGE THAT I UNDERSTAND; PROVIDED, HOWEVER, THAT ONLY THIS AGREEMENT AND THE FOREGOING REFERENCED DOCUMENTS IN ENGLISH SHALL HAVE ANY LEGAL FORCE AND EFFECT, AND ANY DOCUMENT TRANSLATED BY ANY PERSON OR ENTITY SHALL HAVE NO FORCE OR EFFECT AND SHALL NOT BIND THE FUND OR THE SERIES, ITS MANAGEMENT AND ANY OF THEIR RESPECTIVE AFFILIATES. ANY DOCUMENTS, TRANSLATION OF DOCUMENTS, ADVERTISEMENTS BY THE FUND OR THE SERIES OR ITS AFFILIATES ARE FOR GENERAL KNOWLEDGE AND MAY NOT BE RELIED UPON AS A LEGAL OR BINDING TRANSLATION OF COMPANY MATERIALS OR THAT OF ITS AFFILIATES. I AM SOLELY RESPONSIBLE FOR UNDERSTANDING THIS DOCUMENT IN THE ENGLISH LANGUAGE.

Neither myself, nor any of my officers, employees, agents, directors, shareholders or partners have engaged the services of a broker, investment banker or finder to contact any potential investor nor have I or any of my officers, employees, agents, directors, shareholders or partners, agreed to pay any commission, fee or other remuneration to any third party to solicit or contact any potential investor. Neither myself, nor any of my officers, directors, employees, agents, shareholders or partners have (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Units.

I have reviewed with my own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, I have relied solely on such advisors and not on any statements or representations of the Company or the or any of its agents, attorneys, accountants, or representatives, written or oral. I understand that I (and not the Company or the Company) shall be responsible for my own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

By signing below, I shall be deemed to have executed this Subscription Agreement and Power of Attorney, the Company's Operating Agreement, and the Agreement as set forth in the Offering Statement, all of which is incorporated herein in its entirety by reference, and to have subscribed to the terms of the Agreement and affirmed the veracity of the foregoing statements.

X_____   X_____
Authorized Signature   Second Authorized Signature (if applicable)

Date: _____   Date: _____

_____   _____
Name of Signatory   Name of Signatory

_____   _____
Title (if applicable)   Title (if applicable)

_____
Name of Entity (if applicable)

ACCEPTANCE:

T-O-R-C INVESTMENTS, LLC, a Georgia limited liability company

By: 12 SPIES MANAGEMENT, LLC, its Class M Member

By: _____   Date: _____
James Spence Jr., Principal